As filed with the Securities and Exchange Commission on November 9, 2001

Registration No. 333-69712

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to

FORM SB-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Circuit Research Labs, Inc.

(Name of Small Business Issuer in Its Charter)

Arizona (State or Other Jurisdiction of Incorporation or Organization)	3663 (Primary Standard Industrial Classification Code Number)	86-0344671 (I.R.S. Employer Identification No.)

2522 West Geneva Drive
Tempe, Arizona 85282
(602) 438-0888
(Address and Telephone Number of Principal Executive Offices)

2522 West Geneva Drive
Tempe, Arizona 85282
(Address of Principal Place of Business)

Charles J. Brentlinger
President and Chief Executive Officer
2522 West Geneva Drive
Tempe, Arizona 85282
(602) 438-0888
(Name, Address and Telephone Number of Agent for Service)

with copies to

Joseph P. Richardson, Esq. Bryan Cave LLP Two North Central Avenue, Suite 2200 Phoenix, Arizona 85004-4406 (602) 364-7000	John L. Hay, Esq. Gust Rosenfeld P.L.C. 201 North Central Avenue, Suite 3300 Phoenix, Arizona 85073-3300 (602) 257-7422

     Approximate Date of Commencement of Proposed Sale to the Public: From time to time after the effective date of this Registration Statement as the selling shareholders shall determine.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. __________________

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐__________________

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐__________________

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title Of Each Class of Securities	Amount To Be	Offering Price Per	Aggregate Offering	Amount Of
To Be Registered	Registered	Unit (1)	Price (1)	Registration Fee

Common Stock, $.10 par value	708,158 shares	$0.86	$609,016	$153
Common Stock underlying warrants, $.10 par value(2)	3,873,075 shares	$0.86	$3,330,845	$833

Total				$986 (3)

(1)	Estimated pursuant to Rule 457(c) solely for purposes of calculating amount of registration fee, based upon the average of the bid and asked price of our common stock as quoted on the OTC Bulletin Board on September 18, 2001.
(2)	Pursuant to Rule 416 of the Securities Act of 1933, the number of shares of Common Stock issuable upon exercise of outstanding warrants is subject to adjustment in accordance with the anti-dilution provisions of warrants issued to one warrant-holder.

(3)	Previously paid

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Circuit Research Labs, Inc.

708,158 Shares of Common Stock and
3,873,075 Shares Of Common Stock Underlying Warrants

     This prospectus covers the registration of 708,158 shares of our common stock, $.10 par value per share, held by certain selling shareholders and up to 3,873,075 shares of our common stock underlying the following warrants issued or to be issued by us to the selling shareholders, which shares may be resold from time to time by the holders of such warrants upon their exercise:

(a) 708,158 Class A Warrants, each of which entitles the holder to purchase one unit, which consists of one share of our common stock and one Class B Warrant, for $1.75 per unit;

(b) 708,158 Class B Warrants, each of which entitles the holder to purchase one unit, which consists of one share of our common stock and one Class C Warrant, for $2.00 per unit;

(c) 708,158 Class C Warrants, each of which entitles the holder to purchase one unit, which consists of one share of our common stock and one Class D Warrant, for $2.25 per unit;

(d) 708,158 Class D Warrants, each of which entitles the holder to purchase one share of our common stock for $2.50 per share; and

(e) A warrant, dated as of May 31, 2000, which entitles Harman Acquisition Corp. (formerly known as Orban, Inc.) to purchase 1,000,000 shares of our common stock for $2.25 per share (subject to adjustment in accordance with the anti-dilution provisions set forth in the warrant).

The shares of common stock underlying the warrants described above will be offered in open market transactions for sale from time to time by selling shareholders who own the warrants. We are not offering any of the shares of common stock that are being registered, and we will not receive any proceeds from the sale of shares of our common stock by the selling shareholders. We may, however, receive funds upon the exercise of the warrants.

Our common stock is traded on the OTC Bulletin Board under the symbol “CRLI.” On November 2, 2001, the last sale price of our common stock as reported by the OTC Bulletin Board was $1.05 per share.

Investing in our common stock involves a high degree of risk. For a discussion of some of the risks involved, refer to the information set forth under the heading “Risk Factors” beginning on page 5.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is __________, 2001

Prospectus Summary
Risk Factors
Forward-Looking Statements
Use of Proceeds
Determination of Offering Price
Market For Common Equity and Related Shareholder Matters
Management's Discussion and Analysis of Financial Condition and Results of Operations
Business
Legal Proceedings
Management
Principal Shareholders
Selling Shareholders
Certain Relationships and Related Transactions
Description Of Property
Description of Common Stock and Other Securities
Plan of Distribution
Legal Matters
Experts
Changes in and Disagreements With Accountants on Accounting and Financial Disclosure
Where You Can Get Additional Information
Index To Consolidated Financial Statements
Report of Independent Public Accountants
Consolidated Balance Sheets
Consolidated Statements of Operations
Consolidated Statements of Stockholders' Equity
Consolidated Statements of Cash Flows
Notes to Consolidated Financial Statements
INDEPENDENT AUDITORS’ REPORT
BALANCE SHEETS
STATEMENTS OF OPERATIONS
STATEMENTS OF STOCKHOLDERS’ EQUITY
STATEMENTS OF CASH FLOWS
NOTES TO FINANCIAL STATEMENTS
PART II - Information Not Required in Prospectus
Signatures
Exhibit Index
EX-3.1
EX-3.1a
EX-3.1B
EX-5.1
EX-10.4.2
EX-10.4.3
EX-10.4.4
EX-10.4.5
EX-10.4.6
EX-23.1
EX-23.2

PROSPECTUS SUMMARY

     The following summary highlights selected information contained in greater detail elsewhere in this prospectus. This summary may not contain all of the information that you should consider before investing in our common stock. Before making an investment decision, you should carefully read the entire prospectus, including the “Risk Factors” beginning on page 5 and the financial statements and related notes beginning on page F-1.

     On May 31, 2000, our wholly-owned subsidiary, CRL Systems, Inc., acquired the assets of Orban, Inc., a wholly-owned subsidiary of Harman International Industries, Inc. As part of the acquisition, CRL Systems, Inc. purchased the rights to the name “Orban” and is currently operating under that name. References in this prospectus to “we”, “our”, “our Company” and “us” include CRL Systems, Inc. doing business as Orban. References in this prospectus to “Harman” include Harman International Industries, Inc. and Harman Acquisition Corp. (formerly known as Orban, Inc.).

Summary	We are registering for resale 708,158 shares of our common stock, $.10 par value per share, held by certain selling shareholders and 3,873,075 shares of our common stock underlying various warrants issued or to be issued by us to the selling shareholders. The shares of common stock held by the selling shareholders and the shares underlying the warrants will be offered in open market transactions for sale from time to time by the selling shareholders. We are not offering any of the shares of common stock that are being registered, and we will not receive any proceeds from the sale of shares of our common stock by the selling shareholders. If the holders of the warrants exercise the warrants, we will receive the proceeds of the exercise price of the warrants to the extent such warrants are exercised. We are bearing the costs relating to the registration of the shares of common stock held by the selling shareholders and the shares underlying the warrants, which is estimated to be $200,000.

Our Company	We were incorporated under the laws of Arizona on March 14, 1978. The address and telephone number of our principal executive offices are 2522 West Geneva Drive, Tempe, Arizona 85282, (602) 438-0888. We also have leased manufacturing and office facilities in San Leandro, California. Our Web site is located at www.crlsystems.com. Information on our Web site does not constitute part of this prospectus.

We manufacture and market high-quality electronic audio processing, transmission encoding and noise reduction equipment for the worldwide radio, television, cable, Internet and professional audio markets. Our products are used by television and radio stations to control their broadcast frequencies, improve their sound quality and broadcast in mono and stereo.

On May 31, 2000, we acquired the assets of Orban, Inc., a wholly-owned subsidiary of Harman International Industries, Inc., including the rights to the name “Orban.” Orban is a recognized leader in the design and manufacture of on-air audio processing equipment for broadcasting, digital audio broadcasting and Webcasting. The total stated purchase price was $10.5 million, which we paid in a combination of cash and short-term and long-term promissory notes that we issued to the seller. In addition to the stated purchase price, we issued to Harman a warrant to purchase 1,000,000 shares of our common stock (subject to adjustment in accordance with the anti-dilution provisions set forth in the warrant), exercisable for $2.25 per share. The warrant was valued at $1,050,000 as of May 31, 2000. When combined with the cash purchase price, this results in a total purchase price for Orban’s assets of $11,550,000. Orban’s Web site is located at www.orban.com. Information on Orban’s Web site does not constitute part of this prospectus.

Our Products	We manufacture and sell audio processing equipment used by radio and television stations, Internet webcasters and recording studios. Audio processing enhances the clarity of a radio signal, boosts loudness, and increases a broadcast station’s coverage area. Our CRL division manufactures audio processing equipment, primarily using analog technology, under the Millennium, TVS and Amigo brand names. As a result of our acquisition of Avocet Instruments, Inc. on May 31, 2001, our CRL division has added the Avocet line of audio receivers and coders for the television and post-production industry. Our Orban division also manufactures audio processing equipment, but primarily using digital technology, under the Orban, Optimod and Audicy brands. Our combined product line can be separated into four different series or product families: FM Series, AM Series, TV Series and other audio post-production workstations.

Our Growth Strategy	Integrate Orban Operations. We are in the process of integrating the operations of Orban with our existing operations in order to achieve economies of scale, manufacturing and marketing efficiencies, reduced operational expenses and cross-selling opportunities.

Focus on Core Audio Processing Business. We will continue to focus on growing our core audio processing business because we believe we are a leading producer of audio processing for the broadcast industry, demand for our products is strong and we are in a position to increase our market share.

Develop New Products and Acquire Additional Product Lines. We are exploring and developing new products, and will continue to devote a significant percentage of our revenue to research and development. We intend to make strategic acquisitions of additional product lines that are adaptable and complementary to our existing products.

Increase Penetration in Emerging Markets. We believe that the emergence of rich multimedia capabilities, such as streaming audio and video, as well as the development of the Internet as a mass communications medium present significant opportunities for expansion of our product lines. We intend to leverage our technologies in the rapidly growing markets of digital audio broadcasting (DAB), cable television and Internet-related audio delivery.

Recent Developments	Charles Jayson Brentlinger, our President, Chief Executive Officer and Chairman of the Board, through a series of transactions commencing in 1999 has purchased 817,474 shares of our common stock and options to purchase an additional 1,000,000 shares (as adjusted to reflect the effects of a one for one stock dividend paid by us on August 15, 2000 to record holders of our common stock as of July 31, 2000). Based on a total of 2,388,880 shares of our common stock issued and outstanding as of November 6, 2001, if Mr. Brentlinger exercises all of his options he will own of record and beneficially approximately 53.6% of our issued and outstanding shares.

During the second and third quarters of 2000, we sold in a private placement 708,158 units (as adjusted to reflect the effects of the one for one stock dividend paid by us on August 15, 2000) consisting of common stock and warrants. We sold the units to accredited investors for $1.50 per unit. Pursuant to the Subscription Agreement under which the units were sold, each unit is comprised of one share of our common stock and one Class A Warrant (as defined) to purchase an additional unit comprised of one share of our common stock and one Class B Warrant (as defined) at an exercise price of $1.75 per unit. The Class A Warrant may be exercised for a sixty-day period following the registration of the shares issuable upon exercise of the Class A Warrants. The holder of a Class A Warrant does not have the right to obtain a Class B Warrant if he or she does not timely exercise the Class A Warrant. Each Class B Warrant, if and when issued, entitles the holder to purchase an additional unit comprised of one share of our common stock and one Class C Warrant (as defined) at an exercise price of $2.00 per unit. The holder of a Class B Warrant does not have the right to obtain a Class C Warrant if he or she does not timely exercise the Class B Warrant. Each Class C Warrant, if and when issued, entitles the holder to purchase an additional unit comprised of one share of our common stock and one Class D Warrant (as defined) at an exercise price of $2.25 per unit. The holder of a Class C Warrant does not have the right to obtain a Class D Warrant if he or she does not timely exercise the Class C Warrant. Each Class D Warrant, if and when issued, entitles the holder to purchase one share of our common stock at an exercise price of $2.50 per share. As of September 10, 2001, none of the Class A, B, C or D Warrants had been exercised.

On May 31, 2001, we acquired the assets of Avocet Instruments, Inc., a supplier of quality audio receivers and coders for the television and post-production industry. The Avocet product range solves problems with cueing remote talent for live broadcast and delivering secondary audio programming (SAP) to other broadcasters for simulcasts. As part of the acquisition, we also acquired all rights to the Avocet trademark and name and were assigned the patent rights to certain noise-reduction technology developed by Avocet. The purchase price was approximately $90,000, $25,000 of which is payable within four months of the closing with the remainder to be paid in equal monthly installments over approximately the next five years.

Use of Proceeds	We will not receive any proceeds from the sale of shares of our common stock by the selling shareholders. The net proceeds we receive from the exercise of warrants by the warrant holders, if any, will be used to repay the short term debt owing to Harman, and the remainder, if any, to prepay the long-term debt owing to Harman. In each case, such debt results from the seller financing of our acquisition of the assets of Orban on May 31, 2000.

Risk Factors	A purchase of our common stock involves a high degree of risk. You should read and carefully consider the information set forth under “Risk Factors” beginning on page 5 and the information contained elsewhere in this prospectus.

SUMMARY FINANCIAL INFORMATION

     The following summary financial information has been derived from our historical audited consolidated financial statements for each of the five years in the period ended December 31, 2000, and unaudited financial statements for the six months ended June 30, 2000 and 2001. While the following financial information reflects the operating history, results of operations and financial condition of our prior operations, these results bear little, if any, relationship to the potential financial success of our current business venture. The results of operations are not necessarily indicative of the results for any future interim period or for the year ending December 31, 2001.

     The following summary financial information should be read in conjunction with our financial statements and related notes beginning on page F-1 of this prospectus and the discussions under the headings “Business” beginning on page 18, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 12, and “Description of Common Stock and Other Securities” beginning on page 38.

SUMMARY CONSOLIDATED FINANCIAL DATA

						Six Months Ended
	Year Ended December 31,					June 30,

	1996	1997	1998	1999	2000	2000	2001

Operating Highlights

Net sales	$2,524,870	$1,953,521	$1,516,613	$1,016,807	$7,259,910	$1,247,747	$7,930,139

Other income	16,860	11,184	1,033,940	38,078	18,170	16,947	10,450

Total revenues	2,541,730	1,964,705	2,550,553	1,054,885	7,278,080	1,264,694	7,940,589

Net (loss) income	123,160	(262,296)	9,011	(260,229)	(2,258,121)	(662,081)	169,859

Net income (loss) per common share—basic and diluted	$0.10	($0.22)	$0.01	($0.28)	($1.28)	($0.48)	$0.07

Weighted average number of common shares outstanding—basic	1,195,364	1,195,364	948,788	916,940	1,770,265	1,383,542	2,284,309

Balance Sheet

Highlights

Current assets	$1,431,175	$1,263,249	$1,098,837	$1,095,588	$4,435,549	$5,490,990	$4,949,747

Current liabilities	239,811	195,746	160,007	150,479	2,287,083	5,857,355	5,632,733

Total assets	2,169,590	1,846,598	1,532,574	1,834,691	13,058,888	16,595,074	12,876,031

Long-term obligations	122,287	105,656	0	0	8,738,466	4,409,347	5,006,973

Total liabilities	362,098	301,402	160,007	150,479	11,025,549	10,266,702	10,639,706

Stockholders’ equity	1,807,492	1,545,196	1,372,567	1,684,212	2,033,339	6,328,372	2,236,325

No cash dividends have been declared

Key Statistics

Current ratio	5.97	6.45	6.87	7.28	1.94	0.94	0.88

Working capital	$1,191,364	$1,067,503	$938,830	$945,109	$2,148,466	$(366,365)	$(682,986)

Employees	35	24	22	17	88	72	81

RISK FACTORS

     Investing in our common stock involves a high degree of risk. You should carefully consider the risk factors listed below and all other information contained in this prospectus before investing in our common stock. You should also keep these risk factors in mind when you read the forward-looking statements. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that we are unaware of, or that we currently deem immaterial, also may become important factors that affect us.

     If any of the following risks occur, our business, our quarterly and annual operating results or our financial condition could be materially and adversely affected. In that case, the market price of our common stock could decline or become substantially volatile, and you could lose some or all of your investment.

As a result of our large outstanding debt obligations, we have significant ongoing debt service requirements which may adversely affect our financial and operating flexibility.

     On May 31, 2000, we acquired the assets of Orban, a wholly-owned subsidiary of Harman International Industries, Inc. Including the $250,000 previously paid to Harman as non-refundable deposits in 1999, the total stated purchase price was $10.5 million, of which $2 million was paid in cash and the balance of which was paid by means of a combination of short-term and long-term promissory notes that we issued to the seller. As of September 10, 2001, our total indebtedness was approximately $8.5 million. Effective October 1, 2001, this indebtedness was converted to demand notes payable on the demand of Harman or if no demand is sooner made, on the dates and in the amounts set forth in the amended Credit Agreement that we entered into with Harman. Our substantial leverage may have important consequences for us, including the following:

•	our ability to continue as a going concern will depend in part on whether Harman demands payment on the $8.5 million debt, or any portion thereof;

•	a significant portion of our cash flow from operations will be dedicated to servicing our debt obligations and will not be available for other business purposes;

•	the terms and conditions of our indebtedness limit our flexibility in planning for and reacting to changes in our business, and in making strategic acquisitions;

•	our ability to obtain additional financing in the future for working capital, capital expenditures, and other purposes may be substantially impaired; and

•	our substantial leverage may make us more vulnerable to economic downturns and competitive pressures.

     Our ability to meet our debt service obligations and reduce our total indebtedness to Harman depends in part on our future operating performance. Our future operating performance will depend on our ability to expand our business operations by growing our core audio processing business, expanding our product offerings and penetrating new and emerging markets, which we anticipate will require additional financing. In addition, our future operating performance will depend on economic, competitive, regulatory and other factors affecting our business that are beyond our control. If we are unable to expand our business operations as planned, we may not be able to service our outstanding indebtedness to Harman.

     For more information, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

We will need additional debt or equity to service the debt payable as a result of our acquisition of Orban, and we may not be able to obtain this financing on acceptable terms.

     Upon our acquisition of the assets of Orban, we issued a $3.5 million short-term note and a $5 million long-term note payable to Harman. Effective October 1, 2001, both of these notes were converted to demand notes payable on the demand of Harman or if no demand is sooner made, on the dates and in the amounts set forth in the amended Credit Agreement that we entered into with Harman.

Our ability to service this debt will depend on our ability to obtain either additional debt or equity financing, or a combination thereof. We cannot be sure, however, that we will be able to obtain the necessary debt or equity financing on acceptable terms. Also, additional debt financing or the sale of additional equity securities may cause the market price of our common stock to decline. If we are unable to obtain additional debt or equity financing on acceptable terms, we may have to negotiate further restructuring of the debt with Harman. If Harman is unwilling to restructure the debt, we may default on the debt and our ability to continue as a going concern would be jeopardized.

We will have difficulty servicing our debt obligations if investors do not exercise the warrants to purchase shares of our common stock.

     We are registering 708,158 shares of our common stock held by certain selling shareholders and up to 3,873,075 shares underlying warrants that we have issued or will issue in the future to the selling shareholders. The warrants are exercisable at the prices and times indicated in “Prospectus Summary—Recent Developments.” We are anticipating that the exercise of these warrants and the accompanying purchase of shares of our common stock will provide funds enabling us to reduce our outstanding debt obligations. However, if the warrants are not exercised as anticipated, we will not have the funds necessary to reduce our debt obligations as quickly as we would like.

Our ability to obtain an outside line of credit is subject to the approval of our current creditors and, if such approval is withheld, our ability to compete effectively in our industry could be jeopardized.

     In connection with our acquisition of Orban, we entered into a Credit Agreement with Harman. Under the terms of the Credit Agreement, we are bound by certain covenants that prevent us from obtaining additional credit facilities without the prior written approval of Harman. This limitation on our ability to obtain additional outside lines of credit may curtail our ability to make strategic acquisitions and to conduct research and development. This in turn could jeopardize our competitive position within our industry.

We have a limited operating history on which to base an evaluation of our combined operations with Orban and our prospects for the future.

     We commenced our combined operations with Orban on May 31, 2000. Accordingly, we have a limited operating history on which an evaluation of our combined operations with Orban can be based. Our prospects must be considered in light of the risks, expenses, difficulties and uncertainties frequently encountered by companies in the early stages of integration, such as:

•	the difficulty of integrating the operations, technologies, personnel and cultures of our companies;

•	the potential disruption of the ongoing business of our companies;

•	the distraction of management of our companies from ongoing business concerns;

•	potential unknown liabilities associated with the merger of our companies; and

•	the potential disruption of our employee base.

     We cannot guarantee that any or all of the above risks, expenses, difficulties and uncertainties will not occur as a result of our integration of the Orban operations. Nor can we guarantee that our integration with Orban will be achieved successfully or as rapidly as we would like.

Our future success is dependent on our successful integration of the Orban operations into our own.

     We are in the process of integrating the operations of Orban with our existing operations in order to achieve economies of scale, manufacturing and marketing efficiencies, reduced operational expenses and cross-selling opportunities. Although the combination of our operations with those of Orban has produced substantial synergies, nevertheless this combination is ongoing and continues to present significant management challenges. We cannot assure you that this integration, and the synergies expected to result from that integration, will be achieved to the extent initially anticipated. If management is unable to completely and successfully integrate our operations with those of Orban, we will not fully realize the benefits of integration noted above, and our business, results of operations and financial condition could be adversely affected.

We serve a market in which there are a limited number of customers and our financial well-being is directly tied to the financial health of these customers.

     In recent years, the radio and television industry in the United States has experienced a great deal of consolidation of ownership. As a result, several corporations each now own a substantial number of radio and television stations. These corporations are the largest purchasers of our audio processing and post-production equipment. Moreover, a significant amount of our revenue is derived from audio processing replacement orders that come from these customers. Our financial stability and well-being is thus directly tied to the financial health of these customers. If these customers experience financial difficulty, regardless of the cause, they may delay, reduce or cancel orders for new audio processing or post-production equipment. If this occurs, our results of operations could decline and we could experience difficulty in servicing our debt obligations.

We must adapt to rapid technological change and increased competition if we are going to be able to compete effectively in our industry.

     While audio processing has been and will continue to be our core business, we are using our existing technologies to enter the emerging markets of digital audio broadcasting, cable television and Internet-related audio delivery. These markets are characterized by rapid technological change and require a significant commitment of capital and human resources. We intend to engage continually in research and development activities so that we can improve our current products and develop new products. However, our significant debt obligations may limit the amount of resources, both capital and human, that we can commit to research and development. This could jeopardize the success and reception of our products in these emerging markets. In addition, because of the rapid pace of change and the intense competition that characterizes these markets, our products may become unmarketable or obsolete by a competitor’s more rapid introduction to the marketplace.

We may not be able to retain our existing personnel or hire and retain the additional personnel that we need to sustain and grow our business.

     Our future success will depend on our ability to attract, retain and motivate employees with the necessary skills and expertise required by our business. Competition for employees who possess the technical expertise to develop and manufacture our products is intense. A shortage in available skilled labor could require us to increase our wages and benefits to attract and retain enough employees. An increase in our labor costs, or our inability to attract, retain and motivate employees, would likely harm our growth plans and may adversely affect our business and results of operations.

Our President, Chief Executive Officer and Chairman of the Board exercises significant control over us.

     Charles J. Brentlinger, our President, Chief Executive Officer and Chairman of the Board, currently owns 817,474 shares of our common stock and has received options to purchase an additional 1,000,000 shares. Based on a total of 2,388,880 shares of our common stock issued and outstanding as of November 6, 2001, if Mr. Brentlinger exercises all of his options he will own of record and beneficially approximately 53.6% of our issued and outstanding shares. This means that Mr. Brentlinger exercises, and will continue to exercise, significant control over the business and affairs of our company. Mr. Brentlinger's exercise of this control may, in certain circumstances, deter or delay merger, tender offers, other possible takeover attempts or changes in our management which may be favored by some or all of our minority shareholders.

     For more information, please see “Certain Relationships and Related Transactions—Transactions with Management.”

We depend on a number of vendors to supply us with component parts that are necessary to the production of our audio processing and post-production equipment.

     We rely on certain vendors to provide component parts for use in the manufacturing of our audio processing and post-production equipment. As technology improves some of these parts have become obsolete and vendors have discontinued their production of such parts. When this occurs, we must either obtain these necessary parts from alternative sources, or design around these parts so that we are able to continue producing our audio processing and post-production equipment. If any of the component parts that we require become unavailable and we are not able to design around these parts, we may not be able to offer some of our products and our sales revenues may decline.

We depend on a few key management persons.

     We are substantially dependent on the personal efforts and abilities of Charles Jayson Brentlinger, our Chairman, President and Chief Executive Officer, and Robert Orban, our Vice President and Chief Engineer. The loss of either of these officers or our other key management persons could harm our business and prospects for growth. As a result, we have obtained key man life insurance policies on the lives of each of these officers. We also have employment agreements with each of these officers which are more fully described under “Management—Employment Contracts.”

The location of our Orban division subjects us to a number of risks that are beyond our control which could result in production interruptions.

     Our business depends on the efficient and uninterrupted production of our audio processing equipment and other products. Our Orban division is currently located in San Leandro, California, and we expect to maintain our operations at this facility for the foreseeable future. While we have taken precautions against production interruptions, interruptions could nevertheless result from natural disasters such as earthquakes, fires or floods. In addition, the overall power shortage in California has resulted in planned and unplanned power outages and increased energy costs which we may not be able to pass on to our customers. Power outages, which last beyond our backup and alternative power arrangements, could harm our customers and our business. Finally, our location in the Silicon Valley corridor of California subjects us to increased operating costs and labor shortages which could adversely affect our production capabilities and result in reduced revenues.

The market price of our common stock has been volatile and may continue to be volatile after this registration of stock, and the value of your investment may decline.

     The market price of our common stock has been volatile and may continue to be volatile after this registration of common stock and common stock underlying warrants. This volatility may cause wide fluctuations in the price of our common stock on the OTC Bulletin Board. The market price of our common stock is likely to be affected by:

•	changes in general conditions in the economy or the financial markets;

•	variations in our quarterly operating results;

•	changes in financial estimates by securities analysts;

•	other developments affecting us, our industry, customers or competitors;

•	the operating and stock price performance of companies that investors deem comparable to us; and

•	the number of shares available for resale in the public markets under applicable securities laws.

The liquidity of our common stock could be restricted because our common stock falls within the definition of a Penny Stock.

     Under the rules and regulations of the Securities and Exchange Commission (SEC), as long as the trading price of our common stock on the OTC Bulletin Board is less than $5 per share, our common stock will come within the definition of a “penny stock.” On November 2, 2001, the last sale price of our common stock on the OTC Bulletin Board was $1.05 per share. Generally speaking, the definition of a “penny stock” does not include stock that is traded on Nasdaq or on a national securities exchange. Since our common stock is traded on the OTC Bulletin Board, rather than on Nasdaq or a national securities exchange, our common stock falls within the definition of a “penny stock” while it is trading below $5 per share. As a result, the trading of our common stock is subject to certain “penny stock” rules and regulations.

     The SEC rules and regulations require that broker-dealers, prior to effecting any transaction in a penny stock, satisfy certain disclosure and procedural requirements with respect to the prospective customer. These requirements include delivery to the customer of an SEC-prepared risk disclosure schedule explaining the nature and risks of the penny stock market, disclosure to the customer of the commissions payable to both the broker-dealer and any other salesperson in connection with the transaction, and disclosure to the customer of the current quotations for the stock to be purchased. In addition, if the broker-dealer is the sole market maker, it must disclose this fact and the broker-dealer’s presumed control over the market. Finally, prior to effecting any penny stock transaction, broker-dealers must make individualized written suitability determinations and obtain a written agreement from customers verifying the terms of the transaction. Subsequent to any sale of penny stock, broker-dealers must send monthly statements disclosing recent price information for the penny stock held in the customer’s account and certain other information relating to the limited market in penny stocks. These rules, regulations and procedural requirements may restrict the ability of broker-dealers to sell our common stock or discourage them from doing so. As a result, purchasers may find it more difficult to dispose of, or to obtain accurate quotations for, our common stock.

Sales of substantial amounts of our common stock in the public market could cause our stock price to decline and limit our ability to raise additional capital.

     As of November 6, 2001, 2,388,880 shares of our common stock were issued and outstanding. Of this amount, approximately 1,417,241 shares are freely transferable without restriction or further registration under the Securities Act of 1933, as amended. Upon the effectiveness of this registration of common stock and shares underlying warrants and the exercise of all of those warrants, there could be up to 3,873,075 additional shares of our common stock that become freely transferable during the next 6 months. This represents a nearly 163 percent increase in our total outstanding shares of common stock. We will have no contractual ability or legal recourse to prevent shareholders who have exercised their warrants from freely trading the shares underlying those warrants. We are unable to predict whether those shareholders or any other shareholders will sell significant amounts of our common stock in the public market in the future. We also cannot predict the effect, if any, that sales of significant amounts of our common stock will have on the market price of our common stock. Any sales of substantial amounts of our common stock in the public market, or the perception that these sales might occur, could adversely affect the market price of our common stock and could limit our ability to raise additional capital.

Because our success depends in part on our ability to protect our intellectual property, infringement on our proprietary rights could lead to costly litigation and decreased revenues.

     Our copyrights, patents, trademarks, trade secrets and similar intellectual property are critical to our success. To establish and protect our proprietary rights, we rely on a combination of copyright, trademark, patent and trade secret laws, confidentiality and non-disclosure agreements and contractual provisions with employees and third parties, and license agreements with consultants, vendors and customers. Despite such protections, there can be no assurance that these steps will be adequate, that we will be able to secure trademark registrations for all of our marks in the United States or other countries or that third parties will not infringe upon or misappropriate our copyrights, patents, trademarks and similar proprietary rights. In addition, effective copyright, patent and trademark protection may be unenforceable or limited in certain countries. In the future, litigation may be necessary to enforce and protect our trade secrets, copyrights, patents and other intellectual property rights. We may also be subject to litigation to defend against claims of infringement of the rights of others or to determine the scope and validity of the intellectual property rights of others. Any such litigation could cause us to incur substantial expenses and would adversely affect our financial condition.

FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include indications regarding our intent, belief or current expectations. Discussions in this prospectus under the headings “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” and “Business,” as well as in other parts of this prospectus include forward-looking statements. These forward-looking statements include, but are not limited to, statements about our plans, objectives, expectations, prospects and intentions, markets in which we participate and other statements in this prospectus that are not historical facts. Forward-looking statements are based on management’s beliefs, assumptions and expectations of our future economic performance, taking into account the information currently available to management. When used in this prospectus, the words “expect,” “project,” “may,” “will,” “should,” “anticipate,” “believe,” “estimate,” “intend,” “objective,” “plan,” “seek” and similar words and expressions, or the negatives of these words or expressions, are generally intended to identify forward-looking statements. Forward-looking statements involve risks and uncertainties that may cause our actual results, performance or financial condition to differ materially from the expectations of future results, performance or financial condition we express or imply in any forward-looking statements. Factors that could contribute to these differences include those discussed in “Risk Factors” and in other sections of this prospectus. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. We qualify any forward-looking statements entirely by these cautionary factors.

USE OF PROCEEDS

     We will not receive any proceeds from the sale of shares of our common stock by the selling shareholders. The net proceeds we receive from the exercise of warrants by the warrant holders, if any, will be used to repay the short-term debt owing to Harman, and the remainder, if any, to prepay the long-term debt owing to Harman. In each case, such debt results from the seller financing of our acquisition of the assets of Orban on May 31, 2000. For more information regarding our debt to Harman, please see “Certain Relationships and Related Transactions -- Acquisition of Orban, Inc.”

DETERMINATION OF OFFERING PRICE

     A shareholder may sell all or part of that shareholder’s shares in private transactions or in the over-the-counter market at prices related to the prevailing prices of our common stock at the time of the transaction.

     We cannot assure you that any public market for our common stock will equal or exceed the sales price of the shares of common stock sold by our shareholders. Purchasers of the shares face the risk that their shares will not be worth what they paid for them.

MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

     Until March 1998, our common stock was listed on The Nasdaq Small Cap Market. Our common stock is now quoted on the OTC Bulletin Board of the National Association of Securities Dealers (NASD) under the symbol “CRLI.”

     The following table sets forth the quarterly high and low bid prices for our common stock as reported by the NASD’s OTC Bulletin Board. The prices reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

	High	Low

1999

First Quarter	$1.16	$0.72

Second Quarter	1.25	0.75

Third Quarter	1.25	0.75

Fourth Quarter	1.44	0.56

2000

First Quarter	7.50	1.00

Second Quarter	7.00	2.50

Third Quarter	10.75	4.25

Fourth Quarter	9.88	4.50

2001

First Quarter	6.81	2.31

Second Quarter	3.50	1.15

Third Quarter	1.19	0.55

Fourth Quarter (through November 2, 2001)	1.05	0.67

     As of November 6, 2001, there were 2,388,880 shares of common stock outstanding held by approximately 350 record shareholders. We have not paid any cash dividends on our common stock for the last two fiscal years, and, pursuant to the terms of our credit agreement with Harman, we cannot pay cash dividends while our debt to Harman remains outstanding.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion of our financial condition and results of operations should be read with our financial statements and the accompanying notes we have included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in those forward-looking statements as a result of various factors, including, but not limited to, those described under “Risk Factors” or in other portions of this prospectus.

Overview

     We develop, manufacture and market high-quality electronic audio processing, transmission encoding and noise reduction equipment for the worldwide radio, television, cable, Internet and professional audio markets. We were founded in 1974 as a broadcast industry consulting company. Building upon our understanding of the broadcast industry’s needs, we expanded into product development and manufacturing and were incorporated in Arizona in March 1978. In late 1983, we became a publicly traded company, and our common stock was listed on The Nasdaq Small Cap Market until March 1998. In 1998, our Board of Directors proposed to dissolve the Company. Production was stopped and personnel were terminated in anticipation of the dissolution. On June 23, 1999, we entered into a Stock Purchase Agreement with Charles Jayson Brentlinger, our current President, Chief Executive Officer and Chairman of the Board. Subsequently, the Board of Directors voted not to dissolve the Company, production was resumed and new personnel were hired.

     On May 31, 2000, we acquired the assets of Orban, Inc., a wholly-owned subsidiary of Harman International Industries, Inc., including the rights to the name “Orban.” Since its founding in 1974, Orban has been an innovative producer of audio editing and processing equipment. Today, Orban is one of the top manufacturers of audio processing equipment in the world. Because approximately 80% of our products are analog and 80% of Orban’s products are digital, our acquisition of Orban has combined two complementary product lines. We are now in a position to offer a full range of digital and analog audio processing solutions at multiple price points. Additionally, we will benefit from cost savings produced by combined research and development, marketing, sales and administration, manufacturing efficiencies and cross-selling opportunities. Our objective is to grow our combined companies through constant redesign of our existing products to keep pace with technological improvements and through expansion into the emerging markets of digital audio broadcasting (DAB), cable television and Internet-related audio delivery.

Six Months Ended June 30, 2001 and 2000

     The following table sets forth financial information for the six months ended June 30, 2001 compared to the six months ended June 30, 2000.

	Six Months Ended
	June 30,

	2000	2001

Net sales	$1,247,747	$7,930,139

Other income	16,947	10,450

Total revenues	1,264,694	7,940,589

Gross profit on net sales	600,685	4,090,302

Gross profit percent	48%	52%

Net income (loss)	(662,081)	169,859

Net income (loss) as a percent of net sales	(53% )	2.1%

Income (loss) per share – basic and diluted	($0.48)	$0.07

Liquidity and Capital Resources

     We had negative net working capital of approximately $683,000 and the ratio of current assets to current liabilities was .88 to 1 at June 30, 2001. At December 31, 2000, we had net working capital of approximately $2,148,000 and a current ratio of 1.94 to 1. The decrease in working capital was a result of the $3,500,000 short-term note payable to Harman becoming current along with $1,000,000 of the long-term note.

     Accounts receivable were $995,000 at June 30, 2001, compared to $727,000 at December 31, 2000, for a net increase of $268,000 or 37%. The increase was the result of increased sales for the six months ended June 30, 2001.

     Total inventories were $3,707,000 at June 30, 2001, compared to total inventories of $3,259,000 at December 31, 2000. The amount of inventory increased $448,000, or 14%, due to an increase in purchasing of raw materials.

     For the year ending December 31, 2001, our principal working capital requirements will be the payment of normal recurring operating costs. Management believes that these requirements can be met from the operating cash flows. Our President, Mr. Charles Jayson Brentlinger, has committed to exercise his stock options, if necessary, to satisfy the Company's debt payment requirements, if operating cash flows are inadequate to retire the debt. If the Company is unable to raise additional capital or find a way of relieving its current debt, there is no assurance that the Company will be able to meet its current obligations. The Company will be materially and adversely affected if it cannot obtain funding, and we have no binding commitments from any third party to purchase any of our equity or make loans to us except Mr. Brentlinger's commitment to exercise options. If Mr. Brentlinger exercised all of his options to purchase shares, we would realize gross proceeds of approximately $1,250,000.

     On May 31, 2001, we acquired the assets of Orban, a wholly-owned subsidiary of Harman International Industries, Inc. Including the $250,000 previously paid to Harman as non-refundable deposits in 1999, the total stated purchase price was $10.5 million, of which $2 million was paid in cash and the balance of which was paid by means of a combination of short-term and long-term promissory notes that we issued to the seller. As of September 10, 2001, our total indebtedness was approximately $8.5 million. Effective October 1, 2001, this indebtedness was converted to demand notes payable on the demand of Harman or if no demand is sooner made, on the dates and in the amounts set forth in the amended Credit Agreement that we entered into with Harman. For more information, please see "Risk Factors — As a result of our large outstanding debt obligations, we have significant ongoing debt service requirements which may adversely affect our financial and operating flexibility."

Results of Operations

     On May 31, 2000, we acquired the assets of Orban, Inc., which where $5,134,000 at December 31, 1999. The assets of the Company at December 31, 1999, were $1,684,000. The revenues for Orban for the year ended December 31, 1999, as reported in the Company's current report on Form 8-K/A filed November 21, 2000, were $12.4 million compared to revenues for the Company for the same period of $1.0 million. Accordingly, due to the consolidation of Orban's operations into the Company's beginning May 31, 2000, period to period comparisons of results of operations may not be meaningful.

     Net Sales. Net sales during the three and six months ended June 30, 2001, were $4.0 million and $7.9 million, respectively, compared to $1.0 million and $1.2 million during the comparable periods in 2000, reflecting an increase of 386% and 536%, respectively.

     The increase in net sales was primarily attributable to Orban revenues realized since the May 31, 2000 acquisition date. CRL continues to experience a stabilized demand across its product lines, in both domestic and international markets. Included in the net sales for the three and six months ended June 30, 2001, were $3.7 million, and $7.3 million, respectively, for the sale of Orban products, while the CRL division reported $300,000 and $600,000 for the same periods.

     Gross Profit. The increased sales generated gross profit of $2.2 million and $4.0 million for the three and six months ended June 30, 2001, which was an increase of 457% and 681%, respectively, over the comparable periods in 2000. Gross profit as a percentage of net sales increased from 47% to 55% for the three months ended June 30, 2001, as compared to the three months ended June 30, 2000. Gross profit as a percentage of net sales increased from 48% to 51% for the six months ended June 30, 2001 as compared to the six months ended June 30, 2000. The increase in the gross profit percentage resulted primarily from increased sales of higher margin products.

     Selling, General and Administrative. Total selling, general, and administrative expenses (‘‘SG&A’’) increased 105% and 187% for the three and six months ended June 30, 2001, as compared to the same periods during 2000. As a percentage of sales, SG&A decreased from 64% to 34% for the three months ended June 30, 2000 compared to 2001, respectively, and decreased from 73% to 33% for the six months ended June 30, 2000 compared to 2001, respectively. The increased SG&A dollars are due in part to the variable component of SG&A (commissions and other domestic and international sales and marketing expenses) associated with the increased sales resulting from the acquisition of Orban. The fixed component of SG&A also increased due to additional personnel in sales, marketing, administration and amortization of goodwill. As a result, SG&A is expected to be higher throughout 2001 compared to 2000. The decrease in percentage to net sales is due to increased revenue.

     Research and Development. Research and development expenses increased 72% and 152% for the three and six months ended June 30, 2001, respectively, as compared to the same periods during 2000. The increase is the result of an increase in the number of engineering staff at CRL and ongoing research and development activities at Orban.

     Other Income (Expense). Other expense, net was $267,000 and $540,000 for the three and six months ended June 30, 2001, respectively, compared to $62,000 and $46,000 for the same periods in 2000. The increase primarily represents interest paid to Harman in conjunction with the purchase cost for the Orban assets.

     Operationally, the Company is reporting $842,000 and $1.4 million in income before interest, taxes, depreciation and amortization (EBITDA) for the three and six months ended June 30, 2001, respectively, as compared to the same periods in 2000 where EBITDA was ($243,000) and ($454,000), respectively.

Years Ended December 31, 2000 and 1999

Results of Operations

     The following tables set forth financial information for each of the four quarters of the year ended December 31, 2000 and for the years ended December 31, 2000 and 1999.

	2000 Quarter Ended

	March 31	June 30	September 30	December 31

Net sales	$208,068	$1,039,679	$3,111,152	$2,901,011

Other income	16,211	736	234	989

Total revenues	$224,279	$1,040,415	$3,111,386	$2,902,000

Gross profit on net sales	$117,081	$483,604	$1,474,229	$842,346

Gross profit percent	56%	47%	47%	29%

Net loss	$(206,848)	$(455,233)	$(500,110)	$(1,095,930)

Net loss percent of net sales	99%	44%	16%	38%

Loss per share – basic and diluted	$(0.17)	$(0.29)	$(0.24)	$(0.50)

	Years Ended December 31,

	1999	2000

Net sales	$1,016,807	$7,259,910

Other income	38,078	18,170

Total revenues	$1,054,885	$7,278,080

Gross profit on net sales	$775,511	$2,917,260

Gross profit percent	76%	40%

EBITDA (1)	(264,446)	(615,573)

Net loss	$(260,229)	$(2,258,121)

Net loss percent of net sales	26%	31%

Loss per share – basic and diluted	$(0.28)	$(1.28)

(1)	EBITDA is defined as operating loss before depreciation and amortization.

     Cash flow from operations was negative $673,082 and positive $345,904 in 1999 and 2000, respectively.

     Subsequent to the issuance of the Company’s 2000 financial statements and the filing of the Company’s annual report on Form 10-KSB on April 16, 2001, the Company’s management determined that sales totaling $275,060 that were recorded in 2000 should have been reversed due to their subsequent return by the customer in the first quarter of 2001. As a result, the 2000 financial statements have been restated from the amounts previously reported to reflect the reversal of this sale (see Note 10 to the financial statements).

     The following discussion and analysis has been modified to reflect the changes resulting from the restatement.

     Net sales in 2000 were $7.3 million compared to $1.0 million for 1999. Included in the net sales for 2000 are $6.5 million in revenues from the sale of Orban products for the seven months ended December 31, 2000. Sales under the CRL division decreased by 30% due to a slow down in demand for the division’s audio processing equipment, in both the domestic and international markets.

     Cost of goods sold in 2000 was $4.3 million compared to $241,000 in 1999, and gross profit in 2000 was $2.9 million compared to $776,000 in 1999. Each of these increases was attributable to the Company’s acquisition of the Orban assets on May 31, 2000. Gross profit as a percentage of revenues decreased to 40% in 2000 as compared to 76% in 1999. The decrease is a result of valuation reserves placed on inventory held at the CRL division in 1998. In the fourth quarter of 1999, $303,000 in valuation reserves were reversed once the Company resumed production and certain inventory items reserved for at December 31, 1998 were sold. This led to an unusually high margin in 1999 compared to previous years. In addition, ninety percent of the current year sales were attributable to Orban products, which have historically had lower gross profit percentages than products from the CRL division.

     Selling, general and administrative expense (“SG&A”) in 2000 was $2,480,000, an increase of 204% over the $817,000 reported in 1999. As a percentage of net revenue, SG&A decreased from 80% in 1999 to 34% in 2000. The increase in SG&A expense is due in part to the variable component of SG&A (commissions and other domestic and international sales and marketing expenses) associated with the increase in revenues following our acquisition of the Orban assets. The fixed component of SG&A has also increased due to the additional personnel in sales and marketing and administration and cost related to operating the Orban business following the May 31, 2000 acquisition.

     Research and development expense was $1,052,000 in 2000, an increase of 372% over $223,000 in 1999. The increase resulted from both an increase in the number of engineering staff at CRL and research and development activities at Orban, which we continued at pre-acquisition levels.

     Other expense for the year ended December 31, 2000, was $759,000, of which $638,000 represents interest and fees paid to Harman in connection with the seller carry-back loan that financed a portion of the Company's purchase cost for the Orban assets. In 1999, CRL did not incur any interest expense.

     Operationally, the Company is reporting a $616,000 loss before interest, taxes, depreciation and amortization (EBITDA) which represents 27% of the net loss of $2,258,000 in 2000 as compared to 1999 where the negative EBITDA of $264,000 represented 102% of the $260,000 net loss. This is primarily due to the amortization of goodwill and the interest expense incurred as a result of the Company's acquisition of Orban.

Financial Position

     Net cash provided from operating activities in 2000 was $346,000 as compared to a use of cash by operating activities of $673,000 during 1999. The difference is primarily accounted for as a result of the increase in non-cash expense items of depreciation and amortization and the Company’s increase in payables.

     Net cash used in investing activities of ($2,235,000) primarily reflects cash used for the acquisition of Orban in 2000. In 1999, the net cash used primarily reflects capital expenditures and equity investments.

     Net cash provided by financing activities was $2,099,000 in 2000 and included proceeds from the issuance of common stock related to the private placement and proceeds from debt.

Working Capital

     Working capital at December 31, 2000 was $2.1 million compared to $945,000 at December 31, 1999. During the fiscal year ending December 31, 2001, the Company’s principal working capital requirements will be the payment of normal recurring operating costs. Management believes that these requirements can be met from the operating cash flows. In addition, the Company has $483,000 of debt payments due by December 31, 2001. The Company’s President, Mr. Charles Jayson Brentlinger, has committed to exercising his options if necessary in order to satisfy the Company’s debt payment requirements, if operating cash flows are inadequate.

Years Ended December 31, 1999 and 1998

Results of Operations

     The following tables set forth financial information for each of the four quarters of the year ended December 31, 1999 and for the years ended December 31, 1999 and 1998.

	1999 Quarter Ended

	March 31	June 30	September 30	December 31

Net sales	$374,293	$274,683	$196,000	$171,831

Other income	13,608	6,619	7,795	10,056

Total revenues	$387,901	$281,302	$203,795	$181,887

Gross profit on net sales	$130,626	$64,031	$88,486	$492,368

Gross profit percent	35%	23%	45%	287%

Net (loss) income	$(170,524)	$(56,295)	$(134,273)	$100,863

Net (loss) income percent of net sales	(46%)	(20%)	(69%)	59%

(Loss) income per share – basic and diluted	$(.21)	$(.07)	$(.16)	$.08

	Years Ended December 31,

	1998	1999

Net sales	$1,516,613	$1,016,807

Other income	1,033,940	38,078

Total revenues	$2,550,553	$1,054,885

Gross profit on net sales	$247,528	$775,511

Gross profit percent	16%	76%

EBITDA (1)	$(780,509)	$(264,446)

Net (loss) income	$9,011	$(260,229)

Net (loss) income percent of net sales	.1%	(26%)

(Loss) income per share – basic and diluted	$.01	$(.28)

(1)	EBITDA is defined as operating income (loss) before depreciation and amortization.

     The primary factor affecting the results of the Company’s 1999 operations compared to 1998 was the Board of Directors’ proposed dissolution of the Company. Production was stopped and personnel were terminated in anticipation of the dissolution. Following the sale of stock on September 30, 1999 to Charles Jayson Brentlinger, the Board of Directors voted not to dissolve the Company, production was resumed and new personnel were hired. The decrease in sales was a direct result of customers not buying the Company’s products due to the proposed dissolution. Net sales in 1999 decreased 33% to $1,017,000 as compared to $1,517,000 for 1998.

     Cost of goods sold in 1999 was 24% of net sales compared to 84% in 1998. The improvement was due to the change in inventory obsolescence reserves. The inventory obsolescence reserve expensed in 1998 was $552,000. The decision to cease production in early 1999 in anticipation of the proposed dissolution of the Company resulted in the reduction of net realizable value of the inventory at December 31, 1998. In the fourth quarter of 1999, $303,000 of this reserve was reversed since the Company resumed production and certain inventory items reserved for at December 31, 1998 were sold in the current year.

     Selling, general and administrative expense in 1999 of $850,000 was lower than selling, general and administrative expense in 1998 of $900,000 due primarily to a decrease in personnel and a decrease in international travel.

     Research and development expense for the year ended December 31, 1999 was $223,000, a decrease of $32,000 compared to $255,000 for the same period of 1998. The decrease was a result of a decrease in engineering personnel.

     Other income (expense) for the year ended December 31, 1999 was $38,000 consisting of interest income from investments. Other income (expense) for the year ended December 31, 1998 of $916,000 included $1,001,000 of officer’s life insurance proceeds received in excess of the policy’s cash surrender value from an insurance policy payable upon the death of Ronald R. Jones, $33,000 of interest income from investments, $20,000 of interest expense and $98,000 paid to Royce T. Jones as a settlement of any and all claims that Royce T. Jones or the Estate of Ronald R. Jones, may have had against the Company.

BUSINESS

Overview

     We develop, manufacture and market high-quality electronic audio processing, transmission encoding and noise reduction equipment for the worldwide radio, television, cable, Internet and professional audio markets. Our main product lines control the audio quality and range of radio, television, cable and Internet audio reception and allow radio and television stations to broadcast in mono and stereo. Our Orban division manufactures and markets audio processing equipment, primarily using digital technology, under the Orban, Optimod, Audicy and OptiCodec brand names. Our CRL division also manufactures and markets audio processing equipment, primarily using analog technology, under the CRL, Millennium, TVS and Amigo brand names. Both divisions have always been well respected for innovative and quality broadcast equipment solutions.

     We were founded in 1974 as a broadcast industry consulting company. Building upon our understanding of the broadcast industry’s needs, we expanded into product development and manufacturing and were incorporated in Arizona in March 1978. Since the introduction of our first product which was designed to improve the “coverage and quality” of AM radio stations, we have been committed to improving broadcast quality. In 1983, we became a publicly traded company, and our common stock was listed on The Nasdaq Small Cap Market until March 1998. We were a major participant in the National Radio Systems Committee (NRSC) which developed the standards for AM radio stations that were adopted by the Federal Communications Commission (FCC). During 1987, we developed and produced equipment enabling AM radio stations to meet certain NRSC standards, and we continue to be a market leader in AM processing. We are a member of the National Association of Broadcasters (NAB). The NAB is the world’s largest, most extensive broadcaster’s association, offering a wide variety of services to radio and television stations as well as organizations that provide products and/or services to the broadcast industry.

     On May 31, 2000, we acquired the assets of Orban, Inc., a wholly-owned subsidiary of Harman International Industries, Inc., including the rights to the name “Orban.” Since its founding in 1974, Orban has been an innovative producer of audio editing and processing equipment. Today, Orban is one of the top manufacturers of audio processing equipment in the world. Because approximately 80% of our products are analog and 80% of Orban’s products are digital, our acquisition of Orban has combined two complementary product lines. We are now in a position to offer a full range of digital and analog audio processing solutions at multiple price points. Additionally, we will benefit from cost savings produced by combined research and development, marketing, sales and administration, manufacturing efficiencies and cross-selling opportunities. Our objective is to grow our combined companies through constant redesign of our existing products to keep pace with technological improvements and through expansion into the emerging markets of digital audio broadcasting (DAB), cable television and Internet-related audio delivery.

Industry Overview

     Audio Processing

     The audio processing equipment that we produce is used by radio and television stations, recording studios and Internet webcasters. Audio processing enhances the clarity of a radio signal, boosts loudness and increases a broadcast station’s coverage area. Our equipment “repackages” audio signals produced by microphones, recordings and other audio sources. The equipment alters such signals to control audio loudness and tonal balance (equalization) prior to transmission. Audio processing shapes the audio sound wave when it is in electrical impulse form before it is transmitted by a carrier wave.

     Most governments throughout the world require radio and television broadcast stations to control their signal’s modulation level and occupied bandwidth. Radio and television stations must utilize audio processing to comply with these governmental regulations as well as to improve the quality of their signals. According to the FCC, there were approximately 12,700 radio stations and approximately 1,700 television stations licensed in the United States as of September 29, 2000. The Information Resource Center of the National Association of Broadcasters, using data compiled by the Central Intelligence Agency, calculated the number of radio stations and television stations worldwide, as of January 2000, to be over 44,000 and over 21,500, respectively. Although there has been consolidation in the radio industry in the United States, demand continues to be strong for quality audio processing equipment. Based on replacement equipment orders, we estimate that the average useful life of audio processing equipment is less than five years, and improvements in audio processing equipment cause some radio and television stations to replace equipment before the end of its useful life.

     Our recently developed products, such as those related to digital audio broadcasting (DAB), are appropriate for the audio processing needs of the recording and performing industries. Digital audio broadcasting, which is the digital delivery of broadcasting signals, enables FM radio signals to be near CD quality in terms of clarity and enables AM signals to offer sound quality that is comparable to today’s analog FM signals. Digital audio broadcasting is widely regarded as the future of radio because it makes more efficient use of crowded airwaves, provides better sound quality and is virtually immune to interference.

     The Internet

     The Internet has grown rapidly in recent years, spurred by developments such as user-friendly Web browsers, the availability of multimedia PCs, the adoption of more robust network architectures and the emergence of compelling Web-based content and commerce applications. The broad acceptance of the Internet Protocol standard has also led to the emergence of intranets and the development of a wide range of non-PC devices that allow users to access the Internet and intranets.

     Much of the Internet’s rapid evolution towards becoming a mass medium can be attributed to the accelerated pace of technological innovation, which has expanded the Web’s capabilities and improved users’ experiences. Most notably, the Internet has evolved from a mass of static, text-oriented Web pages and e-mail services to a much richer environment, capable of delivering graphical, interactive and multimedia content. Prior to the development of streaming media technologies, users could not play back audio and video clips until the content was downloaded in its entirety. As a result, live Internet broadcasts were not possible. The development of streaming media products from companies such as Microsoft Corporation and RealNetworks, Inc. enables the simultaneous transmission and playback (i.e., the Internet broadcast) of continuous “streams” of audio and video content over the Internet and intranets. These technologies have evolved to deliver audio and video over widely used 28.8 kbps narrow bandwidth modems, yet can scale in quality to take advantage of higher speed access that is expected to be provided by xDSL, cable modems and other emerging broadband technologies. We believe there are now over 6,100 radio stations with Internet sites. This includes over 1,775 radio stations that are offering Webcast or streaming services. With the Internet having no geographic limits, thereby allowing a worldwide audience to listen to existing radio stations, the potential for generating revenues can increase. The audio quality of these Internet radio streams still lags behind that of conventional audio. We believe that we already have many of the solutions for the audio quality issues being presented by these new formats and delivery systems, as outlined below.

Business Plan and Growth Strategy

     Our growth strategy consists of the following:

     Integrate Orban Operations. We are in the process of integrating the operations of the former Orban with our existing operations in order to achieve economies of scale, manufacturing and marketing efficiencies, reduced operational expenses and cross-selling opportunities. The combined operation of Orban/CRL provides many new products and product lines. Both Orban and CRL products have been and will continue to be sold through dealership networks as well as international distributors. We believe that sales of CRL products will be significantly enhanced as these products are offered through the Orban dealership network.

     Focus on Core Audio Processing Business. We will continue to focus on growing our core audio processing business because:

•	We believe that we are the dominant leader and producer of audio processing for the broadcast industry;

•	Although there has been consolidation in the radio industry in the U.S., demand continues to be strong for quality audio processing equipment;

•	Based on replacement equipment orders, we estimate that the average useful life of audio processing equipment is less than five years, and improvements in audio processing equipment cause some radio and television stations to replace equipment before the end of its useful life; and

•	Our product depth, technical superiority, and strong distribution channels have positioned us to increase our market share, especially in burgeoning international markets where growth is being spurred by increased radio station usage and the issuance of new radio licenses;

     Develop New Products and Acquire Additional Product Lines. We are exploring and developing new products, such as our OptiCodec line of digital encoders and decoders which gives us our first Digital Transmission System for use over the Internet as well as Integrated Services Digital Network (ISDN), ATM and Frame Relay phone lines with its TCP/IP address ability. Last year we devoted over $1 million to research and development, an increase of 372% over the previous year. We will continue to devote a significant percentage of our revenue to research and development. In addition, we intend to make strategic acquisitions of additional product lines that are adaptable and complementary to our existing products. For instance, on May 31, 2001, we acquired the assets of Avocet Instruments, Inc., a supplier of quality audio receivers and coders for the television and post-production industry. Our acquisition of the Avocet product line expands our range of television products and provides us with access to a new market segment within the television industry.

     Increase Penetration in Emerging Markets. We believe that the emergence of rich multimedia capabilities, such as streaming audio and video, has significantly enhanced the effectiveness of the Web as a global mass communications medium and has accelerated the adoption of corporate intranets as a means to improve communications within enterprises. These enhanced multimedia capabilities, combined with the unique interactive properties of the Internet, are attracting a large and expanding audience and an increasing breadth and depth of content and online commercial applications. As the Web continues to evolve as a mass communications medium, we believe that certain types of content currently delivered through traditional media, such as radio and television, increasingly will be delivered over the Internet. We believe that we already have many of the solutions for the audio quality issues being presented by these new formats and delivery systems, and we intend to leverage our technologies in the rapidly growing markets of digital audio broadcasting (DAB), cable television and Internet-related audio delivery.

Principal Products

     Our CRL division manufactures and markets audio processing equipment, primarily using analog technology, under the CRL, Millennium, TVS and Amigo brand names. Our Orban division also manufactures and markets audio processing equipment, but primarily using digital technology, under the Orban, Optimod, Audicy and OptiCodec brand names. The combined product line can be separated into four different series or product families, FM Series, AM Series, TV Series and other audio post-production workstations.

The FM Series of Products

•	Optimod-FM 8400. The Optimod-FM 8400 is our “flagship” digital audio processor introduced in the summer of 2000. It is based on Digital Signal Processing (DSP) technology that is five times more powerful than its predecessor, the Optimod-FM 8200. It is easier to use than previous processors, having a number of preset configurations which customize sound processing for specific formats and target audiences. It can be used for either classical/jazz formats or for popular music/talk formats, depending on the settings. It permits customized control of compressor threshold, equalization, balance control, attack rate and multiband clipping for users who do not wish to use the factory presets. It includes a DSP-based stereo encoder and composite processor, target zone gating Audio Gain Controller (AGC), 2 and 5 band compressor, multi-band limiter and graphic equalizer. Two different types of stereo enhancement are standard, and it can be operated in either stereo or mono mode. It is compatible with industry standards.

•	Other Optimod Processors. Orban also produces other processors with fewer features at lower costs. The Optimod-FM 8200 Signature Series uses digital technology and has factory presets but can be customized for optimum sound. It also permits tailoring a signal for loudness, clarity, brightness and “punch” as required, but at lower cost. The Optimod-FM 2200 is based on technology in the Optimod-FM 8200 and offers the benefits of digital processing to stations with a modest budget. Other Optimod-FM products include the 8218, a stand-alone digital FM stereo encoder, and the 8200ST which is an adjustable compression studio chassis.

•	Millennium. The CRL Millenium Digital Audio Processor competes directly with the Optimod-FM 8400 and 8200. It features modular construction allowing the user to make specific PCB upgrades without changing the main chassis. It includes a digital stereo multiplex generator, gated AGC, 5 band compressor, multi-band limiter and graphic equalizer.

•	CRL Amigo-FM. The CRL Amigo-FM Audio Processor is an integrated “one box” processing system for small to mid-size radio stations on a tight budget. It is a single unit with a dual band AGC, a variable pre-emphasis multi-band limiter, and digitally synthesized stereo generator.

•	Other FM products. Other CRL FM products include the Modulation Signature, a multi-band limiter, the SG-800A Stereo Generator, and the SCA-300B Subcarrier Generator. In addition, Orban offers the 222A, which is a stereo spatial enhancer.

The AM Series of Products

•	Optimod-AM 9200. The Optimod-AM 9200 is our top-of-the-line digital audio processor for monophonic AM radio stations, which enables the user to maximize the sound quality available within the limitations of the AM channel.

•	Optimod-HF 9200. The Optimod-HF 9200 is a complete digital audio processor designed for the demanding requirements of short-wave broadcasting and “all-talk” AM radio stations that are experiencing nighttime interference problems.

•	Optimod-AM 9100B2. The Optimod-AM 9100B2 is a complete audio processor with a six-band limiter and distortion-canceling clipper for stereo AM radio stations.

•	CRL Amigo-AM. CRL offers the Amigo AM Audio Processor, which is a complete stereo audio processing system, including a dual band AGC, triband limiter, and NRSC (National Radio Systems Committee) output filtering. It is designed for small to mid-size radio stations on a tight budget.

•	Other AM Products. CRL also offers the AGC-400 Automatic Gain Controller, the SEC-400 Multi-Band Compressor/Equalizer, the PMC-450 Limiter, the MBL-100 and the AM-4 Monaural Audio Processing System.

Television Products

•	Optimod-TV 6200. The Optimod-TV 6200 is our top-of-the-line digital audio processor for two-channel (left and right audio channels) digital television transmissions (DTV). It provides two-band and five-band Optimod processing structures and is compatible with all digital television applications, including conventional land-based, cable or satellite distribution of mono, two-channel or Dolby Surround encoded programs.

•	Optimod-TV 8282. The Optimod-TV 8282 is a digital audio processor designed for analog television audio, whether mono, stereo or dual-language, and is compatible with all monophonic and stereo broadcast systems.

•	Other Optimod-TV Products. We also offer the Optimod-TV 8182A which is an analog audio processor for both stereo and monophonic analog television; the Optimod-TV 8185A, a BTSC television stereo generator; the Optimod-TV 8182A Secondary Audio Program (SAP) Generator which is primarily designed for public second language use; the Optimod-TV 8185A PRO Generator (Professional channel for non-public use); and the 275A Automatic Stereo Synthesizer which improves the sound of monophonic programs when heard on stereo or surround television systems.

•	CRL TVS Processors. CRL offers audio processing products for television, including the TVS-3001, a top-of-the-line stereo television processing system designed with surround sound compatibility; the TVS-3003, a digitally synthesized stereo TV generator; the TVS-3004, a Professional Channel (PRO) digitally synthesized subcarrier generator; the TVS-3005 is a digitally synthesized subcarrier generator for a secondary audio program (SAP) channel; and the BAP-2000, an audio processor for monophonic television applications.

•	CRL Amigo-TV. CRL Amigo-TV is a complete audio processing solution for a variety of monophonic television applications.

•	Avocet Delay Canceller™. The Avocet line of Delay Canceller™ products enable off-air monitoring of broadcasts from remote sites and the delivery of secondary audio programming (SAP) to other broadcasters for simulcasts.

•	Avocet Pro-Line 102A. The Avocet Pro-Line 102A is designed for internal foldback and data transmission applications. Its single rack space design enables secure mounting in mobile broadcast facilities.

•	Avocet SAP/Pro/Main Full dbx Receiver. The Avocet SAP Pro is a modular receiver capable of incorporating Main SAP and/or Pro audio. Its SAP channel incorporates full dbx decoding for the most accurate and clearest audio available. It enables the user to receive or monitor production-quality audio for many applications, including feeding SAP channel to distribute promotional spots to radio stations and feeding translators and repeaters.

•	Avocet SAP/Main Rack Mount Receiver. The Avocet SAP/Main television audio receiver features high-quality audio with professional specifications and balanced SAP and Main channel outputs. It can also be used for monitoring the Emergency Alert System, recording programming off-air, sending news promotionals to radio stations and rebroadcasting to translators.

•	Avocet Table Top SAP/Main Receiver. Avocet’s Table Top is designed for use where the cost and features of a professional receiver are not required. Its convenient, table-top design makes it an ideal receiver for the consumer listener, but it is also useful for commercial applications where cost is an absolute priority.

Other Products

•	Optimod 6200S. The Optimod 6200S is our top-of-the-line digital audio processor for Internet Webcasters.

•	Optimod-DAB 6200. The Optimod-DAB 6200 is the first audio processor designed specifically for digital audio broadcasting (DAB).

•	Audicy. Orban manufactures and sells digital audio production and video post-production workstations under the Audicy brand name. The workstations feature a simple set of controls and other features designed to reduce customer training costs.

•	OptiCodec. We announced the introduction of a new line of codecs in October 2000, which are being sold under the OptiCodec brand name. The term “codec” is derived from the words “enCOde” and “DECode” and represents a technology utilized in the transfer of digital data. Our OptiCodec line of products will allow our customers to send high-quality digital audio over the Internet, computer networks and special Integrated Services Digital Network (ISDN) telephone lines.

•	Other. Our other products include stereo and monophonic gain controllers, stereo spatial enhancers, test and analysis tools, studio chassis, and other products related to our audio processing equipment.

Marketing and Customers

     We sell our products to AM and FM radio stations and television stations around the world. According to the FCC, there were approximately 12,700 radio stations and approximately 1,700 television stations licensed in the United States as of September 29, 2000. The Information Resource Center of the National Association of Broadcasters, using data compiled by the Central Intelligence Agency, calculated the number of radio stations and television stations worldwide, as of January 2000, to be over 44,000 and over 21,500, respectively. Stereo broadcasting in both radio and television requires audio processing equipment. Based on replacement equipment orders, we estimate that the average useful life of audio processing equipment is less than five years, and improvements in audio processing equipment cause some stations to replace equipment before the end of its useful life.

     Sales of our products are conducted primarily through wholesale distributors and dealers. Most distributors of our products are also distributors for other products used by radio and television stations. None of our distributors solely distributes our products.

     In recent years, the radio and television industry in the United States has experienced a great deal of consolidation of ownership. As a result, several corporations each now own a substantial number of radio and television stations. These corporations are the largest purchasers of our audio processing and post-production equipment. During 2000, our largest single customer accounted for approximately 33% of our sales revenues. We rely to a large extent on replacement orders placed by these customers. Domestic customers account for approximately 66% of our sales revenues while foreign customers account for approximately 34%.

Competition

     As a result of our acquisition of Orban, we believe that we are a dominant leader and producer of audio processing equipment for the broadcast industry. The market for audio processing equipment is only marginally competitive, primarily because it is a mature market that is not characterized by a large amount of growth. We compete with a limited number of other manufacturers of audio processing equipment which together represent approximately 35% of the market for audio processors.

     In contrast to the audio processing market, competition among companies that provide digital audio broadcasting, cable T.V. and Internet-related audio delivery is much more intense. As we enter these rapidly growing markets, we expect to encounter a significant amount of competition, especially from companies that have less debt and greater financial resources than we do.

Vendors

     We purchase raw materials from various vendors. Currently, we can obtain the component parts necessary for the manufacture of our products and equipment from a variety of sources. Furthermore, no single vendor sells us more than 10% of our total raw material purchases. Nevertheless, as technology improves, certain component parts may become obsolete and our vendors may discontinue their production of such parts. If this occurs, we may not be able to obtain these necessary component parts from alternative sources. As a result, we may be forced to design around these parts so that we are able to continue producing our products and equipment.

Employees

     As of November 6, 2001 we had approximately 70 full-time employees. Our CRL division, located in Tempe, Arizona employs 12 persons. Our Orban division, located in San Leandro, California employs 58 persons. Our employees are not represented by a labor union. We consider our relations with our employees to be good.

LEGAL PROCEEDINGS

     We are not currently involved in any material litigation, nor do we know of any legal proceedings pending or threatened against us.

MANAGEMENT

     Our directors, executive officers and key employees, and their ages as of November 6, 2001 are:

Name	Age	Positions

Charles Jayson Brentlinger	46	Chief Executive Officer, Chairman of the Board and President

Gary D. Clarkson	49	Secretary, Vice President, General Manager and Director

Robert A. Orban	55	Vice President, Chief Engineer and Director

Carl E. Matthusen	57	Director

Phillip T. Zeni	59	Director

Greg J. Ogonowski	45	Vice President of New Product Development

William R. Devitt	56	Vice President of Manufacturing and Production

Robert W. McMartin	39	Vice President and Chief Financial Officer

Directors

     Charles Jayson Brentlinger has served as our President, Chief Executive Officer and a director since June 1999, and as our Chairman of the Board since October 1999. He was formerly the President and owner of Rainbow Broadcasting Inc. and Brentlinger Broadcasting, Inc. In May 2000, Mr. Brentlinger sold all of his broadcast ownership interests to his family. Mr. Brentlinger has over 27 years of experience in the radio industry. He has worked as a broadcast consultant for nearly every radio station in the Phoenix area. Mr. Brentlinger formed his own broadcast engineering firm in 1986. Some of his many clients have included Scripps Howard Broadcasting, Adams Radio Communications Corporation, Adams Satellite/ABC, Transtar Radio Network, Pulitzer Broadcasting Phoenix, Duchossois Communications Corporation, Sundance Communications Corporation, Arizona Radio and Television Corporation, Cook Inlet Corporation, First Media Corporation, Duffey II Corporation and TransCOM/Transcolumbia Corporation. Mr. Brentlinger attended DeVry Institute of Technology and the University of Arkansas at Little Rock. He is a member of the Society of Broadcast Engineers and National Association of Broadcasters. He holds a FCC General Radiotelephone license, valid for life.

     Gary D. Clarkson is one of our founders and has served as our Vice President and General Manager since August 2000, our Secretary since October 1999 and as a director since our incorporation in 1978. He also served as our Treasurer from August 2000 to June 2001. Following the death of our other founder, Mr. Ronald R. Jones, Mr. Clarkson served as our Chief Executive Officer, President and Chairman from January 1998 to June 1999. Mr. Clarkson began his broadcasting career by serving in assistant and chief engineering positions at several Phoenix area radio stations from 1971 until 1978. Since our founding in 1974, Mr. Clarkson has devoted substantially all of his business efforts to our business and served as our design engineer from 1974 to 1998. Mr. Clarkson holds an associate degree in electronics engineering technology from DeVry Institute of Technology, Phoenix, Arizona.

     Robert A. Orban has served as a Vice President since June 2001 and director since May 2000. In 1975, he co-founded Orban Associates, Inc. with his late business partner, Mr. John Delantoni. Since that time, Mr. Orban has served as Chief Engineer for Orban Associates (and its successor, Orban, Inc.) where he has concentrated on the theoretical support for and subjective tuning of that company’s products. In 1975, he introduced Orban Associates’ standard-setting OPTIMOD line of audio processors, including the OPTIMOD-FM processors which are among the most widely used FM processors in the world. Mr. Orban is the holder of 25 patents, and he has been widely published in such publications as the Journal of the Audio Engineering Society and the NAB Engineering Handbook. In 1993, Mr. Orban shared (with Dolby Labs) a Scientific and Technical Award from the Academy of Motion Picture Arts and Sciences, and in 1995 he received the Radio Engineering Achievement Award from the National Association of Broadcasters. Mr. Orban received a B.S. in Electrical Engineering from Princeton University in 1967 and an M.S. in Electrical Engineering from Stanford University in 1968.

     Carl E. Matthusen has served as a director since February 1988. Mr. Matthusen began his career in the broadcast industry in 1963 serving in various capacities at seven radio broadcast stations in Arizona, Wisconsin, Minnesota and Virginia. Since 1978, he has been General Manager of KJZZ-FM, KBAQ-FM and Sun Sounds Radio Reading Service operated by Rio Salado College in Mesa, Arizona. Mr. Matthusen served on the board of directors of National Public Radio from 1990 to 1996, and was chairman of the board from 1992 to 1996. Since 1999, Mr. Matthusen has served as a member of the board of the International Association of Audio Information Services.

     Phillip T. Zeni has served as a director since May 2000. Mr. Zeni’s professional and business career spans more than three decades and includes ownership and senior management positions in consulting, publishing and broadcasting. Since 1993, he has served as President of Transcontinental Publishing, Inc., a publishing house specializing in international and regional trade publications for the construction industry. Mr Zeni is also Executive Vice President of Palmieri USA, an importer and distributor of construction equipment, and the owner and Managing Director of PhysicianNet.com, a six-year-old Web site that serves the medical community. Previously, Mr. Zeni served as managing partner of a Dallas-based group of broadcasting stations and as Director of Business Development for NBC Radio and Westinghouse–Group “W” Broadcasting in Chicago. He has also served as a Vice President of Multimedia Communications, and as general manager of two of that company’s major broadcasting properties in the South. Mr. Zeni has presented seminars for the National Association of Broadcasters and the Radio Advertising Bureau. Mr. Zeni holds a B.A. from the University of Illinois. He has served as an adjunct professor at the University of Arkansas at Little Rock and at Millikin University in Decatur, Illinois. Mr. Zeni has also guest lectured at the University of Wisconsin, Michigan State University, the University of Illinois and Arkansas State University. Mr. Zeni has been active in a wide range of charitable, civic and social organizations throughout his career. His time in public service included serving on the staff of Illinois Governor Richard Ogilvie, followed by two White House assignments during the Ford and Carter administrations. Currently, Mr. Zeni serves as President and on the board of directors of the University Club of Phoenix.

Executive Officers

     Greg J. Ogonowski has served as our Vice President of New Product Development since October 2000. In 1975, Mr. Ogonowski founded Gregg Laboratories, an audio processing equipment manufacturing company. From 1998 to October 2000, Mr. Ogonowski served as Technical Director for KBIG/KLAC in Los Angeles, California, where he designed and installed a computer network and digital audio delivery system that resulted in KBIG/KLAC being one of the first radio stations to directly stream audio to the Internet with internal encoders and servers. Mr. Ogonowski has also been directly responsible for other technical facilities at many major market radio stations, including stations in Detroit, Dallas and Seattle. As technical director for KTNQ/KLVE, Heftel Broadcasting, Los Angeles, from 1985 to 1991, Mr. Ogonowski relocated studio facilities and constructed a new efficient alternative use AM transmission facility. In 1984, Mr. Ogonowski founded Modulation Index, a broadcast engineering consulting company. He has conducted studies on broadcast modulation measurement instrumentation and FM modulators, including STLs and exciters. As a result of these studies, Mr. Ogonowski has developed modifications for popular monitors, STLs and exciters to improve their dynamic transient accuracy and competitiveness. A technical paper was presented before the National Association of Broadcasters regarding these findings.

     William R. Devitt has served as our Vice President of Manufacturing and Production since January 2001. Mr. Devitt began his career at Orban, Inc. in 1991 when he became Technical Services Manager. In this capacity, Mr. Devitt developed service and technical support operations, setup administration, technical staff policies and procedures. In 1996, his responsibilities were expanded to include product engineering for manufacturing of new and existing products. In February 2000, Mr. Devitt became Director of Manufacturing. His duties were expanded to include administration of all manufacturing operations, design services, materials and production.

     Robert W. McMartin has served as our Controller since December 2000, and as our Vice President and Chief Financial Officer since June 2001. Prior to joining us, Mr. McMartin served as the Chief Financial Officer of IMSure Network, Inc., a technology company providing eCommerce Internet technology products, from March to December 2000. From November 1999 to March 2000, Mr. McMartin served as the Director of Finance of Fox Animation Studios, Inc. in Phoenix, Arizona. Prior to that time, he was Corporate Controller of Trapeze Software Group, Inc., a software solutions manufacturer and developer, from April 1998 to November 1999. Mr. McMartin was employed as a staff accountant for Cotton Parker Johnson, L.L.P. from June 1998 to October 1998, and held a similar position with The O’Connor Group, P.C. from November 1997 to May 1998. From 1992 to 1995, Mr. McMartin served as Senior Financial Analyst for Blackwell Financial, Inc., a capital investment firm. Mr. McMartin holds a B.S. in Finance from Westminster College and a Post Baccalaureate Certificate in Accountancy from Arizona State University.

Executive Compensation

     The following table sets forth information concerning the annual and long-term compensation paid or accrued to the Chief Executive Officer and the four highest compensated executive officers whose salary and bonus exceeded $100,000 during 2000.

Summary Compensation Table

						Other	Securities
	Fiscal					Annual	Underlying
Name and Principal Position	Year	Salary		Bonus		Compensation	Options (#)(1)

Charles Jayson Brentlinger(2)	2000	$125,000		—		—	—

President, Chief Executive	1999	$49,846		$2,884	(3)	—	1,000,000 (4)

Officer and Chairman of the Board

Gary D. Clarkson(5)	2000	$66,456		$3,706	(3)	—	—

Secretary, Vice President and	1999	$98,406		$128	(3)	—	—

General Manager	1998	$69,982		—		$2,321 (6)	—

Robert A. Orban	2000	$93,910	(7)	—			—

Vice President and Chief Engineer

Greg J. Ogonowski	2000	$17,308	(8)	—			—

Vice President of New Product Development

(1)	On July 7, 2000, the Board of Directors declared a one hundred percent stock dividend effective as of August 15, 2000, payable to record holders of our common stock as of July 31, 2000. The number of shares of our common stock underlying options reflects this stock dividend.

(2)	Mr. Brentlinger became our President and Chief Executive Officer on June 28, 1999, at an annual salary of $125,000.

(3)	Represents bonus for vacation and sick time not used during the calendar year. Our policy is to pay any employee who has not used all of his or her vacation time by the end of the calendar year the unused portion in January of the following year. It is also our policy to pay any employee who has used less than three days of sick time by the end of the calendar year the unused portion in January of the following year.

(4)	On June 23, 1999, we entered into a Stock Purchase Agreement with Mr. Brentlinger. Pursuant to the Stock Purchase Agreement, Mr. Brentlinger received a five-year option to purchase 1,000,000 shares for $1.25 per share. This option expires on September 30, 2004. No options have been exercised under this grant.

(5)	Mr. Clarkson served as our President and Chief Executive Officer from January 2, 1998 to June 28, 1999.

(6)	Represents an annual fee paid to Mr. Clarkson by the Company for his personal guarantee of a Company loan.

(7)	Represents Mr. Orban’s compensation from May 31, 2000 to December 31, 2000.

(8)	Represents Mr. Ogonowski’s compensation from November 13, 2000 to December 31, 2000.

Compensation of Directors

     We pay our directors (other than directors who are also employees) for their service. Each director receives $100 for each board meeting and committee meeting attended, either in person or by telephone. During the year ended December 31, 2000, outside directors were paid a total of $1,000 for attendance at board meetings.

Employment Contracts

     We have an employment agreement with Gary D. Clarkson, our Secretary, Vice President and General Manager. The agreement, dated as of June 23, 1999, has a three-year term and provides that Mr. Clarkson will serve on a full-time basis as our Advanced Products Engineer. The agreement provides that Mr. Clarkson will receive an annual base salary of $66,456. The agreement includes provisions relating to other customary employee benefits and the confidentiality of our proprietary information.

     We have an employment agreement with our Vice President and Chief Engineer, Robert A. Orban. The agreement is dated as of May 31, 2000, and has a five-year term, unless otherwise earlier terminated by either party. Pursuant to this agreement, Mr. Orban is employed on a full-time basis as Chief Engineer of our wholly owned subsidiary, CRL Systems, Inc. doing business as Orban. The agreement provides that Mr. Orban will receive an annual base salary of $178,560, subject to increase annually based upon changes in the consumer price index. Mr. Orban may also receive an annual bonus based on the net sales of Orban products. The agreement includes provisions relating to other customary employee benefits, the confidentiality of our proprietary information and Mr. Orban’s assignment to Circuit Research Labs, Inc. of inventions conceived or developed by Mr. Orban during the term of the agreement.

     We have a one-year employment agreement with our President, Chief Executive Officer and Chairman of the Board, Charles Jayson Brentlinger. This agreement commenced on March 1, 2001, and provides that Mr. Brentlinger will serve on a full-time basis as our President, Chief Executive Officer and Chief Operating Officer. The agreement provides that Mr. Brentlinger will receive an annual base salary of $175,000. The agreement includes provisions relating to other customary employee benefits and the confidentiality of our proprietary information.

     We have a one-year consulting agreement dated as of March 9, 2001, with James Seemiller, our former Vice President of Sales, Marketing and New Business Development, Treasurer and Chief Operating Officer, and ATB Broadcasting Corporation, a labor management consulting company of which Mr. Seemiller is the owner and President. The agreement provides for the payment of annual consulting fees of $24,000 to ATB Broadcasting. We have terminated the agreement effective as of January 31, 2002.

PRINCIPAL SHAREHOLDERS

     The following table presents information concerning the beneficial ownership of the shares of our common stock as of November 6, 2001, for each of our directors and named executive officers, all directors and executive officers as a group and each person known by us to be the beneficial owner of more than five percent of our common stock.

     Beneficial ownership is determined under the rules of the Securities and Exchange Commission and generally includes voting or investment power over securities. Except in cases where community property laws apply or as indicated in the footnotes to this table, we believe that each shareholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the shareholder. Shares of common stock subject to options and warrants that are exercisable or exercisable within 60 days of November 6, 2001 are considered outstanding and beneficially owned by the person holding the options or warrants for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

     During the second and third quarters of 2000, we sold in a private placement 708,158 units (as adjusted to reflect the effects of a one for one stock dividend paid by us on August 15, 2000) consisting of common stock and warrants. Pursuant to the Subscription Agreement under which the units were sold, each unit is comprised of one share of our common stock and one Class A Warrant to purchase an additional unit comprised of one share of our common stock and one Class B Warrant. The Class A Warrants may be exercised for a sixty-day period commencing upon registration of the shares of our common stock issuable upon exercise of the Class A Warrants. The following table reflects the beneficial ownership of the shares of our common stock issuable upon exercise of the Class A Warrants by each of our directors, named executive officers and 5% shareholders who are also holders of Class A Warrants.

		Number of Shares
Name of Beneficial Owner	Title of Class	Beneficially Owned(1)	Percent of Class(2)

Directors and Executive Officers:

Charles Jayson Brentlinger(3)	Common Stock	1,817,474	53.6%

Gary D. Clarkson	Common Stock	54	*

Robert A. Orban(4)	Common Stock	33,200	1.4%

Greg J. Ogonowski(5)	Common Stock	13,332	*

Robert McMartin	Common Stock	108	*

All directors and executive officers as a group (8 persons)	Common Stock	1,864,168	54.6%

5% Holders:

Glenn M. Serafin(6)	Common Stock	272,858	11.1%

Unless otherwise noted, the address of each person named in the table is 2522 West Geneva Drive, Tempe, Arizona 85282.

*	Less than 1%.

(1)	On July 7, 2000, our Board of Directors declared a one hundred percent stock dividend effective as of August 15, 2000, payable to record holders of our common stock as of July 31, 2000. The number of shares of our common stock beneficially owned by each shareholder listed reflects this stock dividend. The inclusion herein of any shares of common stock does not constitute an admission of beneficial ownership of such shares, but are included in accordance with rules of the Securities and Exchange Commission.

(2)	On the basis of 2,388,880 shares of common stock outstanding as of November 6, 2001.

(3)	Includes 1,000,000 shares subject to exercisable options granted to Mr. Brentlinger pursuant to the Stock Purchase Agreement that we entered into with him on June 23, 1999. Under the Stock Purchase Agreement, we

granted Mr. Brentlinger a five-year option to purchase 1,000,000 shares of our common stock at an exercise price of $1.25 per share. This option was exercisable upon its grant, and expires on September 30, 2004. No options have been exercised under this grant.

(4)	Includes 16,600 shares issuable upon exercise of Class A Warrants.

(5)	Includes 6,666 shares issuable upon exercise of Class A Warrants.

(6)	Includes 65,000 shares issuable upon exercise of Class A Warrants. Based on the information provided in the Schedule 13G filed by Glenn M. Serafin, Josephine M. Barnes-Serafin, and Serafin Bros., Inc. with the Securities and Exchange Commission on September 7, 2001. Mr. Serafin has shared voting and dispositive power with respect to 115,000 shares held in joint tenancy with Josephine M. Barnes-Serafin. In addition, Mr. Serafin has shared voting and dispositive power with respect to 92,858 shares held by Serafin Bros., Inc. of which Mr. Serafin is the sole officer and director. The address of Mr. Serafin is P.O. Box 262888, Tampa, Florida 33685.

SELLING SHAREHOLDERS

     The shares of common stock currently held by each warrant holder and those shares underlying the warrants issued or to be issued by us may be offered for sale from time to time by the selling shareholders who own and exercise the warrants in open market transactions through negotiated transactions or otherwise. We are not offering any shares of common stock by or under this prospectus. The following table sets forth the name of each warrant holder; the position, office, or other material relationship which the warrant holder has had within the past three years with us, our predecessors, or any of our affiliates, if any; the number of shares of our common stock issued to each warrant holder in our private placement; the number of shares of our common stock issuable upon the exercise of any warrants issued or to be issued by us to such holder (by type of warrant); the total number of shares of our common stock so held or issuable to such holder upon full exercise of the warrants; and the total shares of our common stock so held or issuable to such holder upon full exercise of the warrants expressed as a percentage of all of our common stock outstanding on November 6, 2001 plus all common stock issuable upon full exercise of all of the warrants.

		Shares Of
		Common
	Number	Stock
	of Shares	Issuable					Total	Total Shares
Name Of	of	Upon	Shares Of	Shares Of	Shares Of	Shares Of	Shares Of	Of Common
Warrant	Common	Exercise of	Common	Common	Common	Common	Common	Stock Held
Holder	Stock	Warrants	Stock	Stock	Stock	Stock	Stock Held	As A
And Position	Issued To	Issued To	Issuable	Issuable	Issuable	Issuable	by Warrant	Percentage
Or	Warrant	Harman	Upon	Upon	Upon	Upon	Holder	Of All
Relationship	Holder	Acquisition	Exercise of	Exercise of	Exercise of	Exercise of	Upon	Common
With The	In Private	Corp. (f/k/a	Class A	Class B	Class C	Class D	Exercise of	Stock
Company	Placement	Orban, Inc.)(1)	Warrants (1)	Warrants(1)	Warrants(1)	Warrants(1)	Warrants(1)	Outstanding(2)

Harman Acquisition Corp.	—	1,040,443 (3)	—	—	—	—	1,040,443	16.6%

Cassandra Appleman	13,332	—	13,332	13,332	13,332	13,332	66,660	1.1%

Marga D. Armenta	6,000	—	6,000	6,000	6,000	6,000	30,000	*

Bruce A. Asche	2,000	—	2,000	2,000	2,000	2,000	10,000	*

Howard Ash	6,666	—	6,666	6,666	6,666	6,666	33,330	*

Dorothy V. Calandrella	20,000	—	20,000	20,000	20,000	20,000	100,000	1.6%

Sanford B. Cohen Family Trust	3,000	—	3,000	3,000	3,000	3,000	15,000	*

Lisa L. Coogle	4,000	—	4,000	4,000	4,000	4,000	20,000	*

Billy Roland Cowan	10,000	—	10,000	10,000	10,000	10,000	50,000	*

Bob W. Cravens Revocable Trust	2,000	—	2,000	2,000	2,000	2,000	10,000	*

Robert C. Cravens	2,000	—	2,000	2,000	2,000	2,000	10,000	*

Robin R. Cravens	2,000	—	2,000	2,000	2,000	2,000	10,000	*

Valerie Ann DeMere	4,000	—	4,000	4,000	4,000	4,000	20,000	*

Linda DiGregorio	6,666	—	6,666	6,666	6,666	6,666	33,330	*

		Shares Of
		Common
	Number	Stock
	of Shares	Issuable					Total	Total Shares
Name Of	of	Upon	Shares Of	Shares Of	Shares Of	Shares Of	Shares Of	Of Common
Warrant	Common	Exercise of	Common	Common	Common	Common	Common	Stock Held
Holder	Stock	Warrants	Stock	Stock	Stock	Stock	Stock Held	As A
And Position	Issued To	Issued To	Issuable	Issuable	Issuable	Issuable	by Warrant	Percentage
Or	Warrant	Harman	Upon	Upon	Upon	Upon	Holder	Of All
Relationship	Holder	Acquisition	Exercise of	Exercise of	Exercise of	Exercise of	Upon	Common
With The	In Private	Corp. (f/k/a	Class A	Class B	Class C	Class D	Exercise of	Stock
Company	Placement	Orban, Inc.)(1)	Warrants (1)	Warrants(1)	Warrants(1)	Warrants(1)	Warrants(1)	Outstanding(2)

George Stephen Dillard and Pamela S. Dillard, JTWROS	10,000	—	10,000	10,000	10,000	10,000	50,000	*

Alan D. Dirks	6,666	—	6,666	6,666	6,666	6,666	33,330	*

David Edrich	10,000	—	10,000	10,000	10,000	10,000	50,000	*

Kenneth Edrich	3,200	—	3,200	3,200	3,200	3,200	16,000	*

Bradley E. Efaw and Mary Jo Efaw, JTWROS	4,000	—	4,000	4,000	4,000	4,000	20,000	*

Robert P. Elliott and Kathy E. Elliott, JTWROS	2,000	—	2,000	2,000	2,000	2,000	10,000	*

The Equity Group Inc. Profit Sharing Plan and Trust	66,666	—	66,666	66,666	66,666	66,666	333,330	5.3%

Howard L. Farkas	20,000	—	20,000	20,000	20,000	20,000	100,000	1.6%

Barry A. Friedman and Susan B. Friedman,

JTWROS	4,000	—	4,000	4,000	4,000	4,000	20,000	*

Nannette Goldberg	100,000	—	100,000	100,000	100,000	100,000	500,000	8.0%

Steve Goodman	20,000	—	20,000	20,000	20,000	20,000	100,000	1.6%

Ronald Gray	4,000	—	4,000	4,000	4,000	4,000	20,000	*

Sandford D. Greenberg	20,000	—	20,000	20,000	20,000	20,000	100,000	1.6%

Diane T. Gruwell and Joel Almond Gruwell	2,000	—	2,000	2,000	2,000	2,000	10,000	*

Mark Fitzgerald Gruwell	2,666	—	2,666	2,666	2,666	2,666	13,330	*

Scott Ryan Gruwell	2,332	—	2,332	2,332	2,332	2,332	11,660	*

William R. Gruwell	10,000	—	10,000	10,000	10,000	10,000	50,000	*

Chris Guerrero	8,000	—	8,000	8,000	8,000	8,000	40,000	*

Harrison Family Revocable Trust U/A/D 2/3/99	4,000	—	4,000	4,000	4,000	4,000	20,000	*

		Shares Of
		Common
	Number	Stock
	of Shares	Issuable					Total	Total Shares
Name Of	of	Upon	Shares Of	Shares Of	Shares Of	Shares Of	Shares Of	Of Common
Warrant	Common	Exercise of	Common	Common	Common	Common	Common	Stock Held
Holder	Stock	Warrants	Stock	Stock	Stock	Stock	Stock Held	As A
And Position	Issued To	Issued To	Issuable	Issuable	Issuable	Issuable	by Warrant	Percentage
Or	Warrant	Harman	Upon	Upon	Upon	Upon	Holder	Of All
Relationship	Holder	Acquisition	Exercise of	Exercise of	Exercise of	Exercise of	Upon	Common
With The	In Private	Corp. (f/k/a	Class A	Class B	Class C	Class D	Exercise of	Stock
Company	Placement	Orban, Inc.)(1)	Warrants (1)	Warrants(1)	Warrants(1)	Warrants(1)	Warrants(1)	Outstanding(2)

Steven L. Hawes and Madalyn M. Hawes, JTWROS	2,000	—	2,000	2,000	2,000	2,000	10,000	*

Christopher M. Kampmeier	3,000	—	3,000	3,000	3,000	3,000	15,000	*

Marie L. Kanger	20,000	—	20,000	20,000	20,000	20,000	100,000	1.6%

Celmar S. Lanna	10,000	—	10,000	10,000	10,000	10,000	50,000	*

Douglas Metcalf	10,000		10,000	10,000	10,000	10,000	50,000	*

Robert H. Metcalf	10,000	—	10,000	10,000	10,000	10,000	50,000	*

Sami A. Miro	20,000	—	20,000	20,000	20,000	20,000	100,000	1.6%

Sami A. Miro	33,000	—	33,000	33,000	33,000	33,000	165,000	2.6%

Robert A. Mosley	6,000	—	6,000	6,000	6,000	6,000	30,000	*

A. Leonard Nacht	20,000	—	20,000	20,000	20,000	20,000	100,000	1.6%

Ronald J. Nall and Connie A. Nall, JTWROS	6,000	—	6,000	6,000	6,000	6,000	30,000	*

Greg J. Ognonowski, Vice President of New Product Development	6,666	—	6,666	6,666	6,666	6,666	33,330	*

Robert Orban, Director, Vice President and Chief Engineer	16,600	—	16,600	16,600	16,600	16,600	83,000	1.3%

Dennis H. Orcutt	4,000	—	4,000	4,000	4,000	4,000	20,000	*

Patrick J. Santonacita	16,666	—	16,666	16,666	16,666	16,666	83,330	1.3%

Glenn M. Serafin	65,000	—	65,000	65,000	65,000	65,000	325,000	5.2%

Sandi W. Stewart and M.L. Stewart III, JTWROS	6,000	—	6,000	6,000	6,000	6,000	30,000	*

Debbie Sutz	23,332	—	23,332	23,332	23,332	23,332	116,660	1.9%

Tally-Ho Group LLC	20,000	—	20,000	20,000	20,000	20,000	100,000	1.6%

Mark L. Thomas	6,700	—	6,700	6,700	6,700	6,700	33,500	*

D. Brent Tipton and Sherry L. Tipton,

Shares Of
Common
	Number	Stock
	of Shares	Issuable					Total	Total Shares
Name Of	of	Upon	Shares Of	Shares Of	Shares Of	Shares Of	Shares Of	Of Common
Warrant	Common	Exercise of	Common	Common	Common	Common	Common	Stock Held
Holder	Stock	Warrants	Stock	Stock	Stock	Stock	Stock Held	As A
And Position	Issued To	Issued To	Issuable	Issuable	Issuable	Issuable	by Warrant	Percentage
Or	Warrant	Harman	Upon	Upon	Upon	Upon	Holder	Of All
Relationship	Holder	Acquisition	Exercise of	Exercise of	Exercise of	Exercise of	Upon	Common
With The	In Private	Corp. (f/k/a	Class A	Class B	Class C	Class D	Exercise of	Stock
Company	Placement	Orban, Inc.)(1)	Warrants (1)	Warrants(1)	Warrants(1)	Warrants(1)	Warrants(1)	Outstanding(2)

JTWROS	10,000	—	10,000	10,000	10,000	10,000	50,000	*

Richard Wang	12,000	—	12,000	12,000	12,000	12,000	60,000	*

Totals:	708,158	1,040,443	708,158	708,158	708,158	708,158	4,581,233

*	Less than 1%.

(1)	Figures in this column assume that each warrant holder will exercise each warrant in full in a timely manner.

(2)	Percentage is stated in this column only if total shares of common stock held or issuable upon exercise of all warrants held by holder are equal to one percent (1%) or more of the total number of shares of our common stock outstanding (including shares of our common stock issuable if all warrants are exercised). Figures in this column are based on the assumption that each warrant holder will exercise each warrant in full in a timely manner and that the number of our outstanding shares of common stock will then be equal to the total number of shares of our common stock outstanding as of November 6, 2001 (2,388,880 shares) plus the total number of shares of common stock issuable upon exercise of all of the warrants (3,873,075 shares).

(3)	Additional shares may be issuable pursuant to the anti-dilution provisions of the warrants issued to Harman.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transactions with Management

     On June 23, 1999, we entered into a Stock Purchase Agreement with Mr. Brentlinger, our current President, Chief Executive Officer and Chairman of the Board. On September 30, 1999, pursuant to the Stock Purchase Agreement, Mr. Brentlinger purchased 375,000 authorized but previously unissued shares of our common stock for $1.525 per share, or $571,875. (All amounts of shares and purchase prices reported in this item have been adjusted to reflect the effects of a one for one stock dividend paid by us on August 15, 2000 to record holders of our common stock as of July 31, 2000.) Pursuant to the Stock Purchase Agreement, Mr. Brentlinger also purchased all of the shares of common stock owned by Mr. Clarkson, our current Secretary, consisting of 242,624 shares, also for $1.525 per share. Mr. Brentlinger agreed to purchase an additional 342,500 shares of our authorized but previously unissued common stock on or before September 30, 2000, for a purchase price of $1.25 per share. Following an extension of the purchase deadline, Mr. Brentlinger fulfilled his obligation to purchase these shares on February 8, 2001. Pursuant to the Stock Purchase Agreement, Mr. Brentlinger also received a five-year option to purchase an additional 1,000,000 shares for $1.25 per share. This option expires on September 30, 2004.

     Mr. Brentlinger loaned us $195,000 in a short-term non-interest bearing advance during the second quarter of 2000, to assist us in the purchase of the assets of Orban, Inc. On November 30, 2000, Mr. Brentlinger purchased 156,000 shares of our common stock for $1.25 per share in partial fulfillment of his contractual obligation to purchase 342,500 shares of our common stock pursuant to the Stock Purchase Agreement. Mr. Brentlinger paid for these 156,000 shares by cancellation of the debt we owed to him for the $195,000 advance. On February 8, 2001, Mr. Brentlinger purchased 26,500 shares of our common stock for $1.25 per share thus fulfilling his contractual obligation to purchase 342,500 shares of our common stock pursuant to the Stock Purchase Agreement.

     We have a one-year consulting agreement dated as of March 9, 2001, with James Seemiller our former Vice President of Sales, Marketing and New Business Development, Treasurer and Chief Operating Officer, and ATB Broadcasting Corporation, a labor management consulting company of which Mr. Seemiller is the owner and President. The agreement provides for the payment of annual consulting fees of $24,000 to ATB Broadcasting. We have terminated the agreement effective as of January 31, 2002.

Acquisition of Orban, Inc.

     On May 31, 2000, we acquired the assets of Orban, Inc., a wholly-owned subsidiary of Harman International Industries, Inc., including the rights to the name “Orban.” Including the $250,000 previously paid to Harman as non-refundable deposits in 1999, the total stated purchase price was $10.5 million, of which $2 million was paid in cash and the balance of which was paid by means of a combination of short-term and long-term promissory notes that we issued to the seller. In order to raise the $2 million cash necessary for the purchase, we sold approximately $1,171,000 in common stock and warrants through a private placement (see the discussion of warrants under “Description of Common Stock and Other Securities” on page 38), and we mortgaged our Tempe, Arizona office building for $335,000. We also received a $150,000 advance from our majority shareholder, Mr. Brentlinger. We obtained the remainder of the purchase price from cash on hand. The seller financing consists of a $3.5 million short-term note and a $5 million long-term note payable to Harman. In conjunction with the Asset Sale Agreement, we entered into a Credit Agreement with Harman to establish the terms and conditions of the seller financing.

     We received several extensions on the long-term and short-term notes. First, in exchange for $150,000 cash and an increase in the interest rates to 12 percent per annum for both notes, Harman extended the maturity date of the short-term note to November 30, 2000. The maturity date of the short-term note was subsequently extended several times without fees or other significant changes to the original terms of the note and is now due in full April 30, 2002. Additionally, the first principal payment on the long-term note of $250,000, originally due March 31, 2001, was deferred to September 30, 2001, with the remaining quarterly principal payments deferred until April 30, 2002.

     On October 1, 2001, we entered into an Amendment to Credit Agreement with Harman under which both the short-term and the long-term notes were amended and restated. Under the amended Credit Agreement, both promissory notes (which aggregate $8.5 million in principal amount) were converted to demand notes payable on the demand of Harman or if no demand is sooner made, on the dates and in the amounts specified in the amended Credit Agreement. Interest only payments remain payable from time to time for both notes and are also due on demand. Additionally, under the amended Credit Agreement, the first principal payment on the long-term note of $250,000, the due date of which had been extended to September 30, 2001, was increased to $1,250,000 and is now due April 30, 2002, unless Harman demands payment at an earlier date.

     In addition to the stated purchase price, we issued to Harman warrants to purchase 1,000,000 shares of our common stock (subject to adjustment in accordance with the anti-dilution provisions set forth in the warrants), exercisable for $2.25 per share. The warrants have a three-year term and can be exercised either (i) by payment in cash, (ii) by reducing the amount of the unpaid principal on the long-term or short-term note, or (iii) by any combination of (i) and (ii). We obtained an independent valuation of the warrants in November 2000 from Houlihan Valuation Advisors which valued the warrants at $1,050,000 as of May 31, 2000. When combined with the cash purchase price, this results in a total purchase price of Orban’s assets of $11,550,000. As part of the acquisition, we also purchased the rights to the name “Orban” and our Orban division is currently operating under that name.

     We issued $205,000 in long-term debt to one of our shareholders, Mr. Glenn Serafin, in consideration for his role in the acquisition of the assets of Orban. The promissory note that evidences our debt to Mr. Serafin bears interest at 7.5 percent per annum, with principal and interest due monthly beginning August 1, 2000 and continuing for four years. We also incurred fees of $97,500 to Mr. Serafin for arranging the purchase financing of Orban, the total of which was due on May 14, 2001, and was subsequently extended to August 14, 2001. On August 22, 2001, the note was converted to equity at the market price of $1.05 per share.

DESCRIPTION OF PROPERTY

     In June 1983, we contracted for the purchase of land and construction of a building at 2522 West Geneva Drive, Tempe, Arizona. In February 1984, we moved our operations into this 5,300 square foot building on a 37,500 square foot parcel of land that currently houses our executive, administrative, sales and research facilities. In August 1990, we entered into a contract for the construction of an addition to the existing building at 2522 West Geneva Drive. The project was completed in January 1991 and was financed through cash reserves. The 5,000 square foot addition is being utilized by corporate manufacturing.

     On May 30, 2000, we mortgaged our office building and manufacturing facility at 2522 West Geneva Drive for $335,000. The mortgage note bore interest at 15.25 percent per annum, payable monthly. The full principal balance of the mortgage note was originally due November 30, 2000, but the maturity date was extended to December 31, 2000. Prior to this date, we refinanced the $335,000 mortgage and entered into two new mortgage agreements for $300,000 and $62,000, respectively. These notes bear interest at 11.75 percent per annum and 14.75 percent per annum, respectively. Principal and interest payments on these notes are payable monthly commencing February 2001 using a 12-year amortization period and requiring a balloon payment at the end of the notes’ five-year term.

     We lease the manufacturing and office facilities occupied by our Orban division at 1525 Alvarado Street, San Leandro, California. The current lease, which was entered into by a predecessor of Orban, Inc. in 1989 and assumed by us when we acquired the assets of Orban in 2000, is for 57,013 square feet, of which 20,340 square feet is subleased to an unrelated third party (a net of 36,673 square feet being retained by us). The lease expires November 30, 2001, and requires lease payments of $43,000.00 per month during 2001. We receive $6,915.60 per month under the sublease during 2001. We have renewed the lease for the San Leandro facility. The term of the new lease will be for a period of 36 or 60 months commencing on January 1, 2002. The new lease is for 33,777 square feet and requires payments of approximately $28,700.00 per month during 2002. Subsequently, the monthly payments will increase at a rate of 4% annually.

DESCRIPTION OF COMMON STOCK AND OTHER SECURITIES

General

     Our Restated Articles of Incorporation authorize the issuance of 20,000,000 shares of common stock and 500,000 shares of preferred stock. On July 7, 2000, our Board of Directors declared a one hundred percent stock dividend effective as of August 15, 2000, payable to record holders of our common stock as of July 31, 2000. As of November 6, 2001, 2,388,880 shares of common stock were outstanding. No shares of preferred stock were outstanding as of November 6, 2001.

Common Stock

     The holders of common stock have one vote per share on all matters submitted to a vote of our shareholders. Pursuant to our Bylaws, in any election of directors, each shareholder is entitled to cumulative voting at such election. This means that each shareholder may cast, in person or by proxy, as many votes in the aggregate as that shareholder is entitled to vote, multiplied by the number of directors to be elected. A shareholder would thus be entitled to cast all of his or her votes for any director or for any two or more as the shareholder would choose. Holders of common stock are entitled to receive any dividends on the common stock declared by the Board of Directors out of funds legally available for dividend payments. If we dissolve, liquidate or wind up our business, the holders of common stock will be entitled to share ratably in the assets legally available for distribution to shareholders after payment of liabilities and subject to the prior rights of any holders of preferred stock then outstanding. All outstanding shares of common stock are fully paid and nonassessable.

     The holders of common stock do not have any rights to acquire or subscribe for additional shares. Accordingly, if you buy shares from the selling shareholders and we later decide to sell additional shares, you will have no right to purchase any of those additional shares. Therefore, your percentage interest would be reduced.

Preferred Stock

     Under our Restated Articles of Incorporation, the Board of Directors may issue shares of preferred stock without shareholder approval. The Board may set the rights, privileges and preferences of any series of preferred stock it decides to issue. This includes the dividend rate and voting rights, redemption rights, sinking fund, liquidation preferences and conversion rights. Therefore, the rights of any preferred stock the Board of Directors may decide to issue could adversely affect the voting power or other rights of the holders of the common stock. As of November 6, 2001, we had no shares of preferred stock outstanding, and we do not currently intend to issue any preferred stock.

Warrants

     During the second and third quarters of 2000, we sold in a private placement 708,158 units (as adjusted to reflect the effects of the one for one stock dividend paid by us on August 15, 2000) consisting of common stock and warrants in a private placement. We sold the units to 54 accredited investors for $1.50 per unit resulting in total proceeds of $1,062,237. We are registering the shares of our common stock that we sold in the private placement under the Securities Act of 1933, as amended (the “Act”). Additionally, we are registering the shares of our common stock underlying the warrants that we issued, or will issue, in connection with the private placement.

     Pursuant to the Subscription Agreement under which the units were sold in the private placement, each unit is comprised of one (1) share of our common stock and one (1) Class A Warrant. Each Class A Warrant entitles the holder to purchase an additional unit comprised of one (1) share of our common stock and one (1) Class B Warrant at an exercise price of $1.75 per unit. Each Class A Warrant may be exercised for a sixty (60) day period commencing on the effective date of a registration statement registering for sale under the Act the shares of common stock issuable upon exercise of the Class A Warrants. The holder of a Class A Warrant will not have the right to obtain a Class B Warrant if the Class A Warrant is not timely exercised.

     Each Class B Warrant, if and when issued, entitles the holder to purchase an additional unit comprised of one (1) share of our common stock and one (1) Class C Warrant at an exercise price of $2.00 per unit. Each Class B Warrant may be exercised within sixty (60) days of the later of: (i) the issue date of the Class B Warrant or (ii) the effective date of a registration statement registering for sale under the Act the shares of our common stock issuable upon exercise of the Class B Warrants. The holder of a Class B Warrant will not have the right to obtain a Class C Warrant if the Class B Warrant is not timely exercised.

     Each Class C Warrant, if and when issued, entitles the holder to purchase an additional unit comprised of one (1) share of our common stock and one (1) Class D Warrant at an exercise price of $2.25 per unit. Each Class C Warrant may be exercised within sixty (60) days of the later of: (i) the issue date of the Class C Warrant or (ii) the effective date of a registration statement registering for sale under the Act the shares of our common stock issuable upon exercise of the Class C Warrants. The holder of a Class C Warrant will not have the right to obtain a Class D Warrant if the Class C Warrant is not timely exercised.

     Each Class D Warrant, if and when issued, entitles the holder to purchase one (1) share of our common stock at an exercise price of $2.50 per share. Each Class D Warrant may be exercised within sixty (60) days of the later of: (i) the issue date of the Class D Warrant or (ii) the effective date of a registration statement registering for sale under the Act the shares of our common stock issuable upon exercise of the Class D Warrants.

     As of November 6, 2001, none of the Class A, B, C or D Warrants had been exercised.

     On May 31, 2000, we acquired the assets of Orban, Inc., a wholly-owned subsidiary of Harman International Industries, Inc., including the rights to the name “Orban.” The total stated purchase price was $10.5 million, which was paid in a combination of cash and short-term and long-term promissory notes that we issued to the seller. In addition to the stated purchase price, we issued to Harman warrants to purchase 1,000,000 shares of our common stock (subject to adjustment in accordance with the anti-dilution provisions set forth in the warrant), exercisable for $2.25 per share. The warrants have a three-year term and can be exercised either (i) by payment in cash, (ii) by reducing the amount of the unpaid principal on the $5 million long-term note or the $3.5 million short-term note or (iii) by any combination of (i) and (ii) (see the discussion concerning our acquisition of Orban under “Certain Relationships and Related Transactions” on page 36).

     The warrants described in this section are not redeemable, nor do they confer upon the holders any voting or other rights to which our shareholders are entitled.

Other Securities

     On September 30, 1999, in accordance with the Stock Purchase Agreement that we entered into with Mr. Brentlinger on June 23, 1999, we granted Mr. Brentlinger a five-year option to purchase 1,000,000 shares of common stock at an option exercise price of $1.25 per share, for a total of $1,250,000. This option, which was immediately exercisable upon its grant, expires on September 30, 2004.

     In May 1994, our shareholders approved our 1994 Stock Option Plan which provides for grants of incentive and nonstatutory stock options to our employees including officers and employee directors and nonstatutory stock options to our consultants. A total of 120,000 shares of common stock have been reserved for issuance under the plan. As of November 6, 2001, there are no options outstanding under the plan.

Anti-Takeover Effects of Provisions of Our Restated Articles of Incorporation and Bylaws

     Some of the provisions of our Restated Articles of Incorporation and Bylaws, summarized in the following paragraphs, may be considered to have an anti-takeover effect and may delay, deter or prevent a tender offer, proxy contest or other takeover attempt that a shareholder might consider to be in such shareholder’s best interest, including such an attempt that might result in payment of a premium over the market price for shares held by shareholders.

     Size of Board. Our Bylaws provide that the number of members of our Board of Directors will be not less than two and not more than nine. The number of directors is currently five. As a result, the size of the Board of Directors cannot be changed outside that range except by amending the Restated Articles of Incorporation or the Bylaws with the approval of a majority of the voting power.

     Preferred Stock. Our Restated Articles of Incorporation authorize our Board of Directors to establish one or more series of preferred stock, and to determine the terms of that series at the time of issuance. See “Preferred Stock” above.

     Special Meetings of Shareholders. Our Bylaws provide that a special meeting of shareholders may only be called by any of the following, subject to compliance with specified procedures:

•	our Chairman of the Board;

•	our President;

•	the Board of Directors; and

•	by one or more shareholders holding 50% or more of our voting power.

Transfer Agent

     The transfer agent for our common stock is Computershare Investor Services, LLC, Two North LaSalle Street, Chicago, Illinois 60602. Its telephone number is (312) 588-4991.

PLAN OF DISTRIBUTION

     The shares of our common stock covered by this prospectus may be offered and sold from time to time by the selling shareholders, or by pledgees, donees, transferees or other successors in interest. The selling shareholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The selling shareholders may sell their shares of our common stock covered by this prospectus on the OTC Bulletin Board, through negotiated transactions or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or at negotiated prices. The shares of our common stock may be sold by one or more of the following means of distribution: (a) a block trade in which the broker-dealer so engaged will attempt to sell shares of our common stock as agent, but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus; (c) an over-the-counter distribution in accordance with the rules of Nasdaq with respect to the OTC Bulletin Board; (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (e) in privately negotiated transactions. To the extent required, this prospectus may be amended and supplemented from time to time to describe a specific plan of distribution. In connection with distributions of the shares of our common stock or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of our common stock in the course of hedging the positions they assume with selling shareholders. The selling shareholders may also sell our common stock short and redeliver the shares of our common stock to close out such short positions. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of shares of our common stock offered hereby, which shares of our common stock such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The selling shareholders may also pledge shares of our common stock to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution may effect sales of the pledged shares of our common stock pursuant to this prospectus (as supplemented or amended to reflect such transaction). In addition, any shares of our common stock that qualify for sale pursuant to Rule 144 of the Securities Act of 1933, as amended (the “Act”), may be sold under Rule 144 rather than pursuant to this prospectus.

     In effecting sales, brokers, dealers or agents engaged by the selling shareholders may arrange for other brokers or dealers to participate. Brokers, dealers or agents may receive commissions, discounts or concessions from the selling shareholders in amounts to be negotiated prior to the sale. Such brokers or dealers and any other participating brokers or dealers may be deemed to be “underwriters” within the meaning of the Act. We will pay all expenses incident to the offering and sale of the shares of our common stock to the public other than any commissions and discounts of underwriters, dealers or agents and any transfer taxes. We estimate that these expenses will be approximately $200,000.

     In order to comply with the securities laws of certain states, if applicable, the shares of our common stock must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares of our common stock may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     We have advised the selling shareholders that the anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934, as amended, may apply to sales of shares of our common stock in the market and to the activities of the selling shareholders and their affiliates. In addition, we will make copies of this prospectus available to the selling shareholders and inform them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares of our common stock covered by this prospectus. The selling shareholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Act.

     At the time a particular offer of shares of our common stock is made, if required, a prospectus supplement will be distributed that will set forth the number of shares of our common stock being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

     There can be no assurance that the selling shareholders will sell all or any of the shares of our common stock covered by this prospectus.

LEGAL MATTERS

     The validity of the common stock sold pursuant to this prospectus will be passed upon for us by Bryan Cave LLP, Phoenix, Arizona.

EXPERTS

     The financial statements of Circuit Research Labs, Inc. as of December 31, 2000 (as restated) and 1999, and for each of the two years in the period ended December 31, 2000, included in this prospectus and included elsewhere in the registration have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and elsewhere in the registration statement (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the restatement), and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The financial statements of Orban, Inc. as of December 31, 1999 and 1998, and for each of the two years in the period ended December 31, 1999, included in this prospectus and included elsewhere in the registration have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and elsewhere in the registration statement, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
ACCOUNTING AND FINANCIAL DISCLOSURE

     On June 19, 2001, our board of directors approved a recommendation from the Audit Committee of the board that our independent public accounting firm, Deloitte & Touche LLP, be dismissed and that the independent public accounting firm of Altschuler, Melvoin and Glasser LLP be engaged, effective as of June 26, 2001, to audit our consolidated financial statements for the year ending December 31, 2001. Our Audit Committee was formed in August 1985 and is responsible for recommending selection of our independent public accountants. The Audit Committee solicited proposals to render accounting and tax services from several independent public accounting firms.

     During the two most recent fiscal years, there were no disagreements between us and Deloitte & Touche LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the satisfaction of Deloitte & Touche LLP, would have caused them to make reference thereto in connection with their reports.

     No reports of Deloitte & Touche LLP on the financial statements for either of the past two years contained an adverse opinion or disclaimer of opinion or was modified as to uncertainty, audit scope or accounting principles.

WHERE YOU CAN GET ADDITIONAL INFORMATION

     This prospectus is part of a registration statement on Form SB-2 that Circuit Research Labs, Inc. has filed with the SEC covering the registration of shares of common stock held by certain selling shareholders and shares of common stock underlying warrants that Circuit Research Labs, Inc. has issued or will issue to the selling shareholders. This prospectus does not contain all of the information presented in the registration statement. We have omitted some of that information under the SEC’s rules and regulations. You should refer to the registration statement with its exhibits for further information. Statements in this prospectus describing or summarizing any contract or other document are not complete, and you should review the copies of those documents filed as exhibits to the registration statement for more detail.

     Circuit Research Labs, Inc. is subject to the information requirements of the Securities Exchange Act of 1934, and, in accordance therewith, files annual, quarterly, and current reports, proxy and information statements and other information with the SEC. These documents and the registration statement may be inspected and copied at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can also get copies of these documents by writing to the SEC’s Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates, or on the World Wide Web through the SEC’s Internet address at http://www.sec.gov. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our common stock is traded on the OTC Bulletin Board, and you may also inspect and copy our SEC filings at the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20549. We maintain our Web site at www.crlsystems.com. Our Web site and the information contained or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
AND PRO FORMA FINANCIAL INFORMATION

Page

Circuit Research Labs, Inc.:

Report of Independent Public Accountants	F-2

Consolidated Balance Sheets — December 31, 2000 and 1999 and June 30, 2001 (unaudited)	F-3

Consolidated Statements of Operations — For the Years Ended December 31, 2000 and 1999, and for the six months ended June 30, 2001 and June 30, 2000 (unaudited)	F-4

Consolidated Statements of Stockholders’ Equity — For the Years Ended December 31, 2000 and 1999, and for the six months ended June 30, 2001 (unaudited)	F-5

Consolidated Statements of Cash Flows — For the Years Ended December 31, 2000 and 1999, and for the six months ended June 30, 2001 and June 30, 2000 (unaudited)	F-6

Notes to Financial Statements	F-7

Orban, Inc.:

Independent Auditors’ Report	F-15

Balance Sheets — December 31, 1999 and 1998 and March 31, 2000 (unaudited)	F-16

Statements of Operations — For the Years Ended December 31, 1999 and 1998, and for the three months ended March 31, 2000 and March 31, 1999 (unaudited)	F-17

Statements of Stockholders’ Equity — For the Years Ended December 31, 1999 and 1998, and for the three months ended March 31, 2000 (unaudited)	F-18

Statements of Cash Flows — For the Years Ended December 31, 1999 and 1998, and for the three months ended March 31, 2000 and March 31, 1999 (unaudited)	F-19

Notes to Financial Statements	F-20

Pro Forma Financial Information (Unaudited):

Introduction to Unaudited Pro Forma Consolidated Financial Statements	F-25

Pro Forma Consolidated Statements of Operations — For the Year Ended December 31, 2000	F-27

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

Board of Directors and Stockholders
Circuit Research Labs, Inc.
Tempe, Arizona

We have audited the accompanying consolidated balance sheets of Circuit Research Labs, Inc. and subsidiaries (the “Company”) as of December 31, 2000 and 1999, and the related consolidated statements of operations, stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2000 and 1999, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 10, the accompanying 2000 financial statements have been restated.

We have not audited any financial statements of the Company for any period subsequent to December 31, 2000. However, as discussed in Note 11 to the financial statements, effective October 1, 2001, the Company entered into an amendment to its credit agreement whereby $8,500,000 of debt is due on demand, or if no demand is sooner made, on the dates and in the amounts specified in the related credit agreement. The Company is attempting to renegotiate the terms of the loan agreement and also is seeking other sources of long-term financing. The Company's inability to pay its demand notes should payment be demanded, its difficulties in meeting its financing needs and its negative working capital position created from these demand notes raises substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 11. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

DELOITTE & TOUCHE LLP
Phoenix, Arizona

April 16, 2001
(May 17, 2001 as to Notes 4 and 10)

(October 1, 2001 as to Note 11)

CIRCUIT RESEARCH LABS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

June 30, 2001,
December 31, 2000 and 1999

	June 30,	December 31,

	2001	2000	1999

	(unaudited)	(As Restated,
		see Note 10)
ASSETS (Note 4)

Current Assets:

Cash	$210,752	$272,203	$62,597

Securities available-for-sale		0	383,905

Accounts receivable, less allowance for doubtful
accounts	995,461	727,001	47,662

Inventories (Note 2)	3,707,169	3,258,683	561,205

Prepaid expenses and other	36,365	156,008	40,219

Advances to shareholders	0	21,654	0

Total current assets	4,949,747	4,435,549	1,095,588

Property, Plant And Equipment – Net (Note 3)	1,622,838	1,809,355	440,888

Deferred Acquisition Costs		0	298,215

Other	41,199	39,000

Goodwill (Net of Amortization)	6,262,247	6,774,984	0

TOTAL	$12,876,031	$13,058,888	$1,834,691

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities:

Accounts payable	$773,571	$836,965	$70,732

Checks in excess of deposits	5,239

Accrued salaries and benefits	250,140	283,226	34,684

Accrued professional fees	0	100,198	30,933

Note payable to shareholder	97,500	97,500	0

Customer deposits	49,828	275,502	3,623

Other accrued expenses and liabilities	232,956	282,912	10,507

Due to officers	40,087	25,000	0

Current portion of long-term debt (Note 4)	4,183,412	385,780	0

Total current liabilities	5,632,733	2,287,083	150,479

Long-Term Debt, Less Current Portion (Note 4)	5,006,973	8,738,466	0

Total liabilities	10,639,706	$11,025,549	$150,479

Commitments and contingencies (Notes 4, 6 and 9)

STOCKHOLDERS’ EQUITY (Notes 4, 5 and 6)

Preferred Stock, $100 par value – authorized, 500,000
shares, None issued

Common Stock, $.10 par value – authorized,

20,000,000 shares; issued 2,296,022 as of June 30, 2001, 2,269,522 as of December 31, 2000 and 1,195,364 shares as of 1999	229,602	226,952	119,536

Additional paid-in capital	4,108,015	4,077,538	1,577,706

Accumulated deficit	(2,101,292)	(2,271,151)	(13,030)

Total stockholders’ equity	2,236,325	2,033,339	1,684,212

TOTAL	$12,876,031	$13,058,888	$1,834,691

See accompanying notes to consolidated financial statements.

CIRCUIT RESEARCH LABS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2000 and 1999 and the
Six Months Ended June 30, 2001 and 2000

	June 30,		December 31,

	2001	2000	2000	1999

	(unaudited)	(unaudited)	(As Restated,
			see Note 10)

Net Sales (Note 8)	$7,930,139	$1,247,747	$7,259,910	$1,016,807

Cost Of Goods Sold	3,839,837	647,062	4,342,650	241,296

Gross profit	4,090,302	600,685	2,917,260	775,511

Operating Expenses:

Selling, general and administrative	1,903,845	774,851	2,480,337	816,516

Research and development	783,580	310,703	1,052,496	223,441

Depreciation	165,190	24,333	267,581	33,861

Amortization	527,921	107,154	615,908	—

Total operating expenses	3,380,536	1,217,041	4,416,322	1,073,818

Income (Loss) From Operations	709,766	(616,356)	(1,499,062)	(298,307)

Other Income (Expense):

Interest and other income	10,450	16,947	18,170	38,078

Interest and other expense	(550,357)	(62,672)	(777,229)	0

Total other (expense) income	(539,907)	(45,725)	(759,059)	38,078

Income (Loss) Before Income Tax	169,859	(662,081)	(2,258,121)	(260,229)

Income Tax (Note 7)	0	0	0	0

Net Income (Loss)	$169,859	$(662,081)	$(2,258,121)	$(260,229)

Net Income (Loss) Per Common Share – Basic and Diluted	$0.07	$(0.48)	$(1.28)	$(0.28)

See accompanying notes to consolidated financial statements.

CIRCUIT RESEARCH LABS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
For the Years Ended December 31, 2000 and 1999 and the Six Months Ended June 30, 2001 (unaudited)

	Common Stock

			Additional
			Paid-in		Treasury
	Shares	$ Amount	Capital	Deficit	Stock	Total

BALANCE,

January 1, 1999	1,195,364	$119,536	$1,187,472	$247,199	$(181,640)	$1,372,567

Sale of treasury stock			390,234		181,640	571,874

Net loss				(260,229)		(260,229)

BALANCE,

January 1, 2000	1,195,364	119,536	1,577,706	(13,030)	0	1,684,212

Issuance of common shares	1,074,158	107,416	1,496,040			1,603,456

Issuance of Warrants			1,050,000			1,050,000

Net loss (as restated, see Note 10)				(2,258,121)		(2,258,121)

BALANCE,

December 31, 2000 (as restated, see Note 10)	2,269,522	$226,952	$4,077,538	$(2,271,151)	$0	$2,033,339

Issuance of common shares	26,500	2,650	30,477			33,127

Net income (consolidated)				169,859		169,859

BALANCE,

June 30, 2001	2,296,022	$229,602	$4,108,015	$(2,101,292)		$2,236,325

See accompanying notes to consolidated financial statements.

CIRCUIT RESEARCH LABS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2000 and 1999 and for the Six Months Ended June 30, 2001 and 2000

	Six Months Ended
	June 30,		December 31,

	2001	2000	2000	1999

	(unaudited)	(unaudited)	(As Restated,
			See Note 10)
Operating Activities:

Net income (loss)	$169,859	$(662,081)	$(2,258,121)	$(260,229)

Adjustments to reconcile net income (loss) to net cash used in operating activities:

Depreciation and amortization	738,949	162,320	883,489	33,861

Provision for uncollectable accounts	20,160			5,930

Decrease in inventory allowance			(56,258)	(317,122)

Changes in assets and liabilities:

Accounts receivable	(288,620)	261,006	385,173	40,280

Inventories	(386,996)	(292,488)	136,513	140,284

Prepaid expenses and other assets	117,444	(192,115)	256,974	29,343

Cash overdraft	5,239

Deferred acquisition costs				298,215

Accounts payable and accrued expenses	(472,308)	364,606	997,594	11,472

Net cash used in operating activities	(96,273)	(358,752)	345,904	(673,082)

Investing Activities:

Capital expenditures	(15,866)	(16,921)	(32,316)	(51,942)

Purchase of securities				(870,198)

Purchase of assets of Avocet Instruments, Inc.	(7,339)

Proceeds from sale or maturity of securities		383,905	383,905	973,254

Purchase of assets of Orban, Inc.		(1,775,852)	(2,586,881)	0

Net cash used in investing activities	(23,205)	(1,408,868)	(2,235,292)	51,114

Financing Activities:

Proceeds from debt issuance		403,387	430,341

Principal payments on long-term debt	(11,841)		(11,095)	(16,000)

Proceeds from shareholder advances	36,741	292,500	122,500

Proceeds from sale of common stock	33,127	1,181,241	1,557,248

Sale of treasury stock			0	571,874

Net cash provided by financing activities	58,027	1,877,128	2,098,994	555,874

Net Increase (Decrease) In Cash and Cash Equivalents	(61,451)	109,508	209,606	(66,094)

Cash, Beginning Of Year	272,203	62,597	62,597	128,691

Cash, End Of Year	$210,752	$172,105	$272,203	$62,597

Supplemental Cash Flow Information

Cash paid for interest	$521,024	$6,005	$774,829	$0

Sale of assets in exchange for balance on notes payable			$0	$5,000

Supplemental Schedule Of Non-Cash Investing And Financing Activities:

Purchase of assets of Orban, Inc.:

Fair value of assets acquired, including
goodwill	$85,319	$15,504,797	$12,640,096

Debt issued to seller	(77,980)	(8,500,000)	(8,500,000)

Fair values of warrants issued to seller		(4,125,000)	(1,050,000)

Debt issued to stockholder		(205,000)	(205,000)

Liabilities assumed		(600,730)

Costs paid in 1999		(298,215)	(298,215)

Cash paid	$7,339	$1,775,852	$2,586,881

Unrealized appreciation of securities available-for-sale	$0	$9,074	$9,074

See accompanying notes to consolidated financial statements.

CIRCUIT RESEARCH LABS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2000 (Restated) and 1999 and June 30, 2001 (unaudited)

1.	Description of Business and Summary of Significant Accounting Policies

     Circuit Research Labs, Inc. (the “Company” or “CRL”) is an electronics company developing, manufacturing and marketing high quality audio processing and transmission encoding equipment for the radio, television and professional audio markets worldwide.

Principles of Consolidation

     The consolidated financial statements include the accounts of Circuit Research Labs, Inc. and its wholly-owned subsidiaries: CRL Systems, Inc. (“CRL Systems”) and CRL International, Inc. (collectively, the “Company”). Significant intercompany accounts and transactions have been eliminated in consolidation.

     On May 31, 2000, CRL Systems acquired the net assets of Orban, Inc. (“Orban”), a wholly-owned subsidiary of Harman International Industries, Inc. Including the $500,000 non-refundable deposit previously paid to Orban, the total stated purchase price was $10.5 million, $2 million of which was paid in cash, the balance was financed through a combination of short-term and long-term seller financing. In addition to the stated purchase price, CRL issued to Orban, Inc. warrants to purchase 1,000,000 shares of its common stock, immediately exercisable for $2.25 per share. The warrants were valued at $1,050,000 at the time of the purchase to be part of the total purchase price of $11,550,000. The Asset Sale Agreement between CRL Systems and Orban contains a provision to allow Orban to rescind the transaction if, as of November 30, 2000, CRL Systems has not paid in full the $3.5 million short-term note. If Orban exercises its option to rescind the agreement, it is to return $9,250,000 of the purchase price to CRL Systems, with the difference due to Orban as liquidating damages. The note has since been extended to April 30, 2002 with Orban retaining the option to rescind the agreement. As part of the acquisition, CRL Systems purchased the rights to the name “Orban” and operates a portion of its business under the “Orban” trade name.

     The acquisition has been accounted for as a purchase and accordingly the net assets and results of operations of Orban have been included in the consolidated financial statements commencing May 31, 2000. The excess of the total acquisition costs over the fair value of the assets acquired of approximately $7.4 million is being amortized over 7 years. After the acquisition, the majority of the Company’s revenues are derived from the sale of Orban products, which totaled $6,500,000 during the seven months ended December 31, 2000.

     The following unaudited pro forma summary combines the consolidated results of operations of the Company and Orban as if the acquisition had occurred on January 1 of that period after giving effect to certain adjustments including amortization of the purchase price in excess of net assets acquired, corporate general and administrative expenses, and income taxes. This pro forma summary is not necessarily indicative of the results of operations that would have occurred if the Company and Orban had been combined during such periods. Moreover, the pro forma summary is not intended to be indicative of the results of operations to be attained in the future.

	Year Ended December 31,

	2000	1999

Net revenues	$12,255,000	$13,385,000

Net loss	$(1,910,000)	$(1,799,000)

Net loss per common share	$(.93)	$(1.05)

Significant accounting policies are as follows:

a.	Securities available for sale are securities being held for indefinite periods of time, including securities that management intends to use for liquidity needs or that may be sold in response to changes in interest rates,

CIRCUIT RESEARCH LABS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

prepayments or other factors and are carried at estimated fair value, with the net, after-tax unrealized gain or loss recorded as a separate component of stockholders’ equity with no effect on current results of operations. Realized gains and losses are included in other income and are computed using specific identification. The fair value of the Company’s securities is estimated based on quoted market prices for those or similar instruments.

b.	Inventories are stated at the lower of cost (first-in, first-out method) or market.

c.	Property, plant and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets ranging from 2 to 5 years for furniture, fixtures, machinery and equipment, and 31.5 years for building and improvements.

d.	Deferred acquisition costs as of December 31, 1999, are the total costs deferred relating to the Orban acquisition totaling $298,215, including a $250,000 non-refundable deposit. There are no costs deferred as of December 31, 2000.

e.	Long-lived assets – In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, the Company reviews the carrying value of its long-lived assets and identifiable intangibles for possible impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. For assets to be disposed of, the Company reports long-lived assets and certain identifiable intangibles at the lower of carrying amount or fair value less cost to sell. Impairment losses, if any, are recorded as a component of operating earnings.

f.	Revenue is recognized on sales of products when the risks and rewards of ownership transfer to customers, which is generally at the time of shipment. No significant obligations remain after the product is shipped. Sales returns are generally not accepted unless under a warranty claim.

g.	Research and development costs are charged to expense as incurred.

h.	Income taxes – Income tax expense is calculated under the liability method as required under SFAS No. 109, Accounting for Income Taxes. Under the liability method, deferred tax assets and liabilities are determined based upon the differences between financial statement carrying amounts and the tax bases of existing assets and liabilities and are measured at the tax rates that will be in effect when these differences reverse.

i.	Financial instruments – SFAS No. 107, Disclosures About Fair Value of Financial Instruments requires disclosures of the estimated fair value of certain financial instruments. The Company has estimated the fair value of its financial instruments using available market data. However, considerable judgment is required in interpreting market data to develop estimates of fair value. The use of different market assumptions or methodologies may have a material effect on the estimates of fair value. The carrying values of cash, securities available-for-sale, receivables, accounts payable and long-term debt approximate fair values due to the short-term maturities or market rates of interest of these instruments.

j.	Income (loss) per share – SFAS No. 128, Earnings per Share requires the dual presentation of basic and diluted earnings per share on the face of the income statement and the disclosure of the reconciliation between numerators and denominators of basic and diluted earnings per share calculations. Loss per share amounts for the years ended December 31, 2000 and 1999 are calculated using only weighted average outstanding shares of 1,770,265 and 916,940, respectively. Options and warrants to purchase 1,026,500 and 1,708,158 shares, respectively, of common stock for the year ended December 31, 2000 were not used in computing diluted earnings per share because the result would be anti-dilutive. Options to purchase 1,342,500 shares of common stock for the year ended December 31, 1999 were not used in computing diluted earnings per share because the result would be anti-dilutive.

Income (loss) per share amounts for the six months ended June 30, 2001, and 2000, are calculated using only weighted average outstanding shares of 2,284,309 and 1,383,542, respectively. Options and warrants to purchase 1,000,000 and 1,708,158 shares, respectively, of common stock for the six months ended June 30, 2001, were not used in computing diluted earnings per share because the result would be anti-dilutive. Options and warrants to purchase 1,182,500 and 1,587,494 shares of common stock, respectively, for the six months ended June 30, 2000, were not used in computing diluted earnings per share because the result would be anti-dilutive.

CIRCUIT RESEARCH LABS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

k.	New accounting pronouncements – In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 and its related amendments and interpretations, which was effective for the Company’s financial statements as of January 1, 2001, requires that entities record all derivatives as assets or liabilities, measured at fair value, with the change in fair value recognized in earnings or in comprehensive income, depending on the use of the derivative and whether it qualifies for hedge accounting. The adoption of this standard does not have a significant impact on the Company’s consolidated results of operations or financial position.

In July 2001, the Financial Accounting Standards Board ("FASB") issued FASB Statements Nos. 141 and 142 ("FAS 141" and "FAS 142"), "Business Combinations" and "Goodwill and Other Intangibles Assets". FAS 141 replaces APB 16 and eliminates pooling-of-interests accounting prospectively. It also provides guidance on purchase accounting related to the recognition of intangible assets and accounting for negative goodwill. FAS 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Under FAS 142, goodwill will be tested annually and whenever events or circumstances occur indicating that goodwill might be impaired. FAS 141 and FAS 142 are effective for all business combinations initiated after June 30, 2001.

Upon adoption of FAS 142, amortization of goodwill recorded for business combinations consummated prior to July 1, 2001, will cease, and intangible assets acquired prior to July 1, 2001, that do not meet the criteria for recognition under FAS 141 will be reclassified to goodwill. Companies are required to adopt FAS 142 for fiscal years beginning after December 15, 2001.

The Company will adopt FAS 142 on January 1, 2002. In connection with its adoption of FAS 142, the Company will be required to perform a transitional goodwill impairment assessment. The Company has not yet determined the impact, if any, these standards will have on its results of operations and financial position.

l.	Use of estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

m.	Reclassifications – Certain reclassifications have been made to the 1999 financial statements to conform to the classifications used in 2000.

n.	Interim financial information – The financial information as of June 30, 2001, and for the three and six months ended June 30, 2001 and June 30, 2000 is unaudited, but includes all adjustments (consisting only of normal recurring adjustments) that the Company considers necessary for a fair presentation of the financial statements set forth therein, in accordance with accounting standards generally accepted in the United States of America. The results for the six months ended June 30, 2001, are not considered indicative of the results to be expected for any future period or for the entire year.

2.	Inventories

Inventories consist of the following:

	June 30,	December 31,
	2001	2000	1999

	(unaudited)
Raw materials and supplies	$2,165,382	$2,062,311	$344,116

Work in process	1,555,250	1,262,536	214,933

Finished goods	827,537	774,836	382,156

Total	4,548,169	4,099,683	941,205

Less allowance for obsolescence	841,000	841,000	380,000

Inventories, net	$3,707,169	$3,258,683	$561,205

3.	Property, Plant and Equipment

Property, plant and equipment consist of the following:

	June 30,	December 31,
	2001	2000	1999

	(unaudited)
Land	$130,869	$130,869	$130,869

Building and improvements	874,697	874,697	503,000

Furniture and fixtures	927,227	927,227	285,167

Machinery and equipment	1,152,772	1,135,395	518,272

	3,085,565	3,068,188	1,437,308

Less accumulated depreciation	1,467,690	1,258,833	996,420

Property, plant and equipment – net	$1,622,838	$1,809,355	$440,888

4.	Long-Term Debt

Long-term debt consisted of the following:

	June 30,	December 31,
	2001	2000

	(unaudited)
Orban, Inc. Tranche A Note	$5,000,000	$5,000,000

Orban, Inc. Tranche B Note	3,500,000	3,500,000

Note to shareholder	192,454	193,859

Mortgage note	356,306	362,000

Employee note	63,645	68,387
Avocet Instruments, Inc.	77,980

Total long-term debt	$9,190,385	$9,124,246

Less current portion	4,183,412	385,780

Total long-term debt, less current portion	$5,006,973	$8,738,466

CIRCUIT RESEARCH LABS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

     In conjunction with the Asset Sale Agreement between Orban, Inc. and CRL Systems, Inc., CRL Systems and Orban entered into a Credit Agreement to establish the terms and conditions of the $8,500,000 loan from Orban to CRL Systems. The loan is evidenced by two promissory notes, the Senior Subordinated Tranche A Note (the “Tranche A Note”) and the Senior Subordinated Tranche B Note (the “Tranche B Note”). The Tranche A Note, in the amount of $5,000,000, originally bore interest at 8 percent per annum and required quarterly principal payments beginning March 31, 2001, with a balloon payment of $3,000,000 due on March 31, 2003. The Tranche B Note, in the amount of $3,500,000, bore interest at 8 percent per annum for the period from June 1, 2000 to July 31, 2000 and 10 percent per annum from August 1, 2000 up to its September 30, 2000 maturity date. The notes are collateralized by, among other things, all receivables, inventory and equipment, investment property, including CRL’s capital stock in CRL Systems, and intellectual property of CRL and CRL Systems, as defined in the “Guarantee and Collateral Agreement.” In addition, all proceeds of debt or equity or sales of assets are to be first applied to the remaining balance due on the notes.

     The Company has received several payment extensions on the Tranche A and B notes. First, in exchange for $150,000 cash and an increase in the interest rates to 12 percent per annum for both the Tranche A and Tranche B notes, Orban, Inc. extended the maturity date of the Tranche B note to November 30, 2000. The maturity date of the Tranche B note has subsequently been extended several times without fees or other significant changes to the original terms of the note and is now due in full on April 30, 2002. Also, the first principal payment on the Tranche A note of $250,000, originally due March 31, 2001, has been extended to September 30, 2001 with the remaining quarterly principal payments deferred until April 30, 2002. Interest only payments are payable monthly for both notes.

     In consideration for arranging the purchase financing of Orban, the Company incurred fees of $97,500 to a shareholder. The note was due August 14, 2001 after being extended from its prior due date of May 14, 2001, and accrues interest of 7.5 percent per annum starting at the original date of the note of June 21, 2000, which is payable at maturity. On August 22, 2001, the note was converted to equity at the market price of $1.05 per share.

     In connection with the acquisition, the Company issued $205,000 in long-term debt to a shareholder in consideration for his role in the acquisition of the assets of Orban. The note bears interest at 7.5 percent per annum, with principal and interest due monthly beginning August 1, 2000 for four years. Based on a verbal agreement with the note holder, the Company has made payments in 2001 that have been sufficient to pay interest on the note and to slightly reduce principal.

     During the second quarter of 2000, the Company’s president, Charles Jayson Brentlinger, loaned the Company $195,000 in a short-term non-interest bearing advance. On November 30, 2000, Mr. Brentlinger converted his loan to the Company to purchase 156,000 shares of the Company’s common stock for $1.25 per share under the 1999 stock purchase agreement between him and the Company.

     On May 30, 2000, the Company mortgaged its office building and manufacturing facility in Tempe, Arizona for $335,000. The mortgage note bears interest at 15.25 percent per annum, payable monthly, with the full principal balance due on November 30, 2000. Prior to the December 2000 extended maturity date, the Company refinanced the unpaid balance into two new mortgage agreements for $300,000 and $62,000. The notes bear interest at 11.75 percent per annum and 14.75 percent per annum, respectively. Principal and interest payments are payable monthly for both notes commencing in February 2001 using a 12-year amortization period and requiring a balloon payment in February 2006.

     On June 12, 2000 the Company entered into an unsecured promissory note for $68,387 from an employee, which note bears interest at 12 percent per annum. The unpaid principal and interest that was due September 12, 2000 was extended to June 30, 2001. In September 2001, the note was renegotiated for principal and interest to be paid monthly through September 2002.

     On May 31, 2001, the Company acquired the assets of Avocet Instruments, Inc., for $85,319. The acquisition has been accounted for as an asset purchase. The excess of the total acquisition costs over the fair value of the assets acquired was $15,184 and is being amortized over 7 years. In conjunction with the Asset Sale Agreement between the Company and Avocet Instruments, Inc. and Eric B. Lane (the “Sellers”), the Company and the Sellers entered into a Credit Agreement to establish terms and conditions of the purchase price from Sellers to the Company. The loan is evidenced by an agreement whereby the Company pays the Sellers $25,000 interest-free, payable $5,000 on the Closing Date, and $5,000 the following four months. Thereafter the Company will pay the balance ($57,980) payable in monthly installments of $1,200, including interest at the rate of five percent per annum for 54 months.

CIRCUIT RESEARCH LABS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

     The following represents the principal maturities for the five years subsequent to December 31, 2000:

2001	$483,280

2002	5,316,566

2003	3,072,546

2004	54,958

2005	22,764

Thereafter	271,632

Total	$9,221,746

     The Company leases certain facilities under a noncancellable operating lease which renews in 2001. The total minimum rental commitment at December 31, 2000 is $473,000 through the November 30, 2001 expiration date. A portion of these facilities is sublet out on a month-to-month basis. Net rental expense for the year ended December 31, 2000 was $194,000.

5.	Stockholders’ Equity

     On July 7, 2000, the Board of Directors declared a 100 percent stock dividend of one share of common stock for each share held, payable on August 15, 2000 to all shareholders of record as of the close of business on July 31, 2000. All share and per share amounts included in the accompanying financial statements have been retroactively adjusted to give effect to the stock dividend.

     During the second and third quarters of 2000, the Company sold in a private placement, for $1.50 per share, 708,158 units of common stock and warrants under a subscription agreement (the “Subscription Agreement”) with accredited investors. Under the Subscription Agreement, each unit consists of one share of the Company’s common stock and one warrant (the “Class A Warrants”) to purchase at an exercise price of $1.75 per share one share of the Company’s common stock and one Class B Warrant (as defined). The Class A Warrant may be exercised for a sixty-day period following the registration of the shares issuable upon exercise of the Class A Warrants. The holder of a Class A Warrant shall not have the right to obtain a Class B Warrant if the Class A Warrant is not timely exercised. Each Class B Warrant, if and when issued, will be a warrant to purchase at an exercise price of $2.00 per share one share of the Company’s common stock and one Class C Warrant. The holder of a Class B Warrant shall not have the right to obtain a Class C Warrant if the Class B Warrant is not timely exercised, as defined in the Subscription Agreement. Each Class C Warrant, if and when issued, will be a warrant to purchase at an exercise price of $2.25 per share one share of the Company’s common stock and one Class D Warrant. The holder of a Class C Warrant shall not have the right to obtain a Class D Warrant if the Class C Warrant is not timely exercised, as defined in the Subscription Agreement. Each Class D Warrant, if and when issued, will be a warrant to purchase at an exercise price of $2.50 per share one share of the Company’s common stock. As of December 31, 2000, none of the warrants have been exercised.

     On February 8, 2001, the President and Chief Executive Officer of the Company fulfilled his entire obligation under the Stock Purchase Agreement by purchasing 26,500 shares of the Company's authorized but previously unissued common stock for a total price of $33,125.

6.	Stock Options

     In May 1994, the Company’s stockholders approved the Company’s 1994 Stock Option Plan, which set aside an aggregate of 120,000 shares of common stock for which options may be granted to employees, officers, directors, and consultants. Options are typically exercisable upon the grant date for up to 3 years at a price equal to 100% of the fair market value at the date of grant. There are no options outstanding under this plan at December 31, 2000.

     In September 1999, the Company entered into two stock agreements with its President, Charles Jayson Brentlinger. The first, pursuant to the terms of a stock purchase agreement, required the President to purchase 342,500 shares of the Company’s common stock at $1.25 per share within 1 year. Prior to such date, he purchased 160,000 shares under the agreement. On October 20, 2000, the purchase date was extended to December 31, 2000. As of December 31, 2000, he remained obligated to purchase 26,500 shares on or before December 31, 2000 for a

CIRCUIT RESEARCH LABS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

total price of $33,125. In consideration of the cash advances received from the President by the Company, the Board of Directors issued a resolution extending the terms of the stock purchase agreement to February 8, 2001 at which time Mr. Brentlinger fulfilled his remaining obligation.

     The second was a grant of stock options, which vested immediately, for options to purchase 1,000,000 shares over the next 5 years for $1.25 per share. No options have been exercised under this grant. Mr. Brentlinger has committed to exercise his options, if necessary, in order to satisfy the Company’s debt payments, if operating cash flows are inadequate.

     The Company applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for these stock options. Accordingly, no compensation cost has been recognized for the stock options. Had compensation cost for the Company’s stock options been determined based on the fair value at the grant dates for awards consistent with the method of SFAS No. 123, the Company’s net loss and net loss per share for the year ended December 31, 1999 would have been increased to the pro forma amounts indicated below:

Net loss—as reported	$(260,229)

Net loss—pro forma	(730,863)

Loss per share—as reported	(.28)

Loss per share—pro forma	(.79)

     The fair market value of each option grant is estimated on the date of grant using the Black-Scholes options pricing model with the following weighted-average assumptions used for grants: no dividend yield, expected volatility of 85%, risk-free interest rate of 6.25%, and expected lives of two years.

     There would have been no compensation expense under SFAS No. 123 in the year ended December 31, 2000.

7.	Income Taxes

     The principal reasons for the difference between the income tax (benefit) provision and the amounts computed by applying the statutory income tax rates to the loss are as follows:

	Six Months Ended June 30,		December 31,
	2001	2000	2000	1999

	(unaudited)	(unaudited)
Federal tax at statutory rates	$52,800	$(225,100)	$(767,800)	$(88,500)

State tax at statutory rates	10,200	(39,700)	(135,500)	(15,600)

Officer’s life insurance proceeds	0	0	0	(13,200)

Officer’s life insurance	0	0	0	1,600

Increase in valuation allowance	(63,000)	264,800	903,300	115,700

Total	$0	$0	$0	$0

     At the following dates, deferred taxes represent the tax effect of temporary differences related to:

	Six Months Ended June 30,		December 31,
	2001	2000	2000	1999

	(unaudited)	(unaudited)
Current deferred taxes:

Inventory capitalization	162,250	96,200	138,400	$89,200

Prepaid expenses	$(4,800)	(24,400)	(4,800)	(13,100)

Inventory obsolescence reserve	336,200	151,900	336,200	151,900

Allowance for doubtful accounts	18,100	3,900	6,100	3,800

Warranty and other accruals	97,400	54,800	99,300	0

Deferred tax valuation allowance	(609,150)	(282,400)	(575,200)	(231,800)

Total	$0	$0	$0	$0

CIRCUIT RESEARCH LABS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

	Six Months Ended June 30,		December 31,

	2001	2000	2000	1999

	(unaudited)	(unaudited)
Non-current deferred taxes:
Goodwill amortization			$131,400	$0

Depreciation and amortization	(85,700)	(9,900)	(61,200)	(25,900)

Operating loss carryforward	699,800	690,500	956,000	446,300

Other		65,400	0	46,000

Federal general business credit carryforward	65,300	0	65,400	65,400

Deferred tax valuation allowance	(923,400)	(746,000)	(1,091,700)	(531,800)

Total	$0	$0	$0	$0

     At December 31, 2000, a valuation allowance totaling $1,666,900 was recorded which relates to, among other items, federal and state net operating losses and federal general business credit carry forwards for which the utilization is not reasonably assured. Net operating loss carryforwards of approximately $2,391,000, which expire through 2020, are available for federal income tax purposes.

8.	Segment Reporting, Sales to Major Customers and Export Sales

     The Company manufactures and distributes audio processing and Radio and TV studio equipment. The Company’s primary end user market is Radio and TV stations and also the Internet market. The chief operating decision makers are provided information about revenues generated by product line, with all products having similar production processes, customers and distribution channels. The Company’s long-lived assets are all located in the United States.

     Sales during the years ended December 31, 2000 and 1999 were conducted primarily through wholesale distributors and dealers. In 2000, approximately 33% of the net sales were generated from one wholesale distributor while in 1999 there were no wholesale distributors that accounted for 10% or more of net sales.

     International sales in 2000 and 1999 totaled approximately $3,148,000 and $501,000, respectively. International sales are made through the Company’s wholly-owned foreign sales corporation, CRL International, Inc. The Company requires that all export sales be paid in U.S. currency. Accordingly, there are no foreign currency gains or losses for the years ended December 31, 2000 or 1999.

     The Company’s export sales by region as determined by customer location are as follows:

Region	June 30, 2001%		2000	%	1999	%

	(unaudited)
Europe	$1,709,349	43%	$1,679,659	53%	$42,000	8%

Pacific Rim	1,148,913	29	731,994	23	253,000	50

Latin and South America	517,034	13	527,618	17	23,000	5

Canada and Mexico	553,076	14	179,339	6	94,000	19

Other	44,589	1	27,408	1	89,000	18

Total	$3,972,961	100%	$3,148,017	100%	$501,000	100%

9.	Employee Benefit Plan

     As of January 1, 1991, the Company adopted a 401(k) profit sharing plan (the “Plan”) for the benefit of all employees who meet certain eligibility requirements. The Company will match 50% of employee contributions up to a maximum contribution by the Company of 3% of a participant’s annual compensation. Total annual contributions to a participant’s account may not exceed 25% of compensation. Company contributions made to the Plan were $35,063 and $16,480 in 2000 and 1999, respectively, and $34,371 and $4,340 in the six months ended June 30, 2001 and 2000, respectively.

10.	Restatement

     Subsequent to the issuance of the Company’s 2000 financial statements, the Company’s management determined that sales totaling $275,060 that were recorded in 2000 should have been reversed due to their

CIRCUIT RESEARCH LABS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

subsequent return by the customer. As a result, the 2000 financial statements have been restated from the amounts previously reported to reflect the reversal of this sale as follows:

	As Previously
	Reported	As Restated

At December 31, 2000:

Accounts Receivable	$1,002,061	$727,001

Accumulated Deficit	(1,996,091)	(2,271,151)

Total stockholders’ equity	2,308,399	2,033,339

For the year ended December 31, 2000:

Sales	7,534,970	7,259,910

Net loss	(1,983,061)	(2,258,121)

Loss per share—basic and diluted	(1.12)	(1.28)

     Because the inventory that was involved in the sale had been determined to be unsaleable inventory in a prior year and had no carrying value, the sales return did not affect either inventory or cost of sales.

11.	Subsequent Event

     On October 1, 2001, the Company entered into an Amendment to Credit Agreement with Harman under which both the Tranche A and Tranche B notes were amended and restated. Under the amended Credit Agreement, both promissory notes were converted to demand notes payable on the demand of Harman or if no demand is sooner made, on the dates and in the amounts specified in the amended Credit Agreement. Interest only payments remain payable from time to time for both notes and are also due on demand. Additionally, under the amended Credit Agreement, the first principal payment on the Tranche A note of $250,000, the due date of which had been extended to September 30, 2001, was increased to $1,250,000 and is now due April 30, 2002, unless Harman demands payment at an earlier date. Interest has been paid according to the scheduled due dates.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As described above, $8,500,000 of the Company's debt has been converted to demand notes. The Company's inability to pay its demand notes should payment be demanded, its difficulties in meeting its financing needs and its negative working capital position created from these demand notes raises substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent upon its ability to obtain additional financing or refinancing as may be required, to generate sufficient cash flow to meet its obligations on a timely basis, to comply with the terms and covenants of its financing agreements, and ultimately to attain successful operations. In this regard, management plans to actively search for debt or equity financing, or a combination thereof.

INDEPENDENT AUDITORS’ REPORT

Board of Directors
Orban, Inc.
Phoenix, Arizona

We have audited the accompanying balance sheets of Orban, Inc. (a wholly-owned subsidiary of Harman International Industries, Inc.) (the “Company”) as of December 31, 1999 and 1998, and the related statements of operations, stockholder’s equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 1999 and 1998, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP
Phoenix, Arizona
November 15, 2000

ORBAN, INC.
(A WHOLLY-OWNED SUBSIDIARY OF HARMAN INTERNATIONAL INDUSTRIES, INC.)

BALANCE SHEETS
March 31, 2000 (unaudited)
December 31, 1999 and 1998

	March 31,	December 31,

	2000	1999	1998

	(unaudited)
ASSETS

CURRENT ASSETS:

Cash	$303,378	$7,234	$54,518

Accounts receivable, less allowance for doubtful accounts of $1,000 at March 31, 2000, $39,400 in 1999 and $48,700 in 1998	1,347,055	1,069,967	1,446,759

Inventories (Note 2)	2,642,916	2,451,691	2,574,291

Prepaid expenses and other	334,853	54,126	103,213

Due from affiliates (Note 6)	648,165	1,202,382	1,139,750

Total current assets	5,276,367	4,785,400	5,318,531

PROPERTY, PLANT AND EQUIPMENT — Net (Note 3)	1,618,226	1,780,930	1,791,685

OTHER ASSETS — Net	39,000	42,000	89,044

TOTAL	$6,933,593	$6,608,330	$7,199,260

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:

Accounts payable	$453,689	$513,094	$610,669

Accrued salaries and benefits	450,549	353,120	433,361

Customer deposits	22,814	140,337	111,496

Airtime reserve	91,977	91,977	631,575

Other accrued expenses and liabilities	191,367	125,873	278,317

Deposit on pending sale of assets (Note 9)	500,000	250,000

Total current liabilities	1,710,396	1,474,401	2,065,418

STOCKHOLDERS’ EQUITY:

Common stock, no par value — authorized, 600 shares; issued, 160 shares	8,930,000	8,930,000	8,930,000

Additional paid-in capital	1,240,761	1,240,761	1,240,761

Deficit	(4,947,564)	(5,036,832)	(5,036,919)

Total stockholders’ equity	5,223,197	5,133,929	5,133,842

TOTAL	$6,933,593	$6,608,330	$7,199,260

See notes to financial statements.

ORBAN, INC.
(A WHOLLY-OWNED SUBSIDIARY OF HARMAN INTERNATIONAL INDUSTRIES, INC.)

STATEMENTS OF OPERATIONS
For the Years Ended December 31, 1999 and 1998
and the Three Months Ended March 31, 2000 and 1999

	March 31,		December 31,

	2000	1999	1999	1998

	(unaudited)

NET SALES (Note 8)	$3,005,895	$3,483,285	$12,368,054	$14,844,950

COST OF GOODS SOLD	1,834,789	1,817,467	6,755,921	7,749,965

Gross profit	1,171,106	1,665,818	5,612,133	7,094,985

OPERATING EXPENSES:

Selling, general and administrative	677,711	876,409	3,635,271	3,846,087

Research and development	349,678	463,743	1,989,495	2,351,109

Airtime exit costs (Note 4)				1,777,479

Total operating expenses	1,027,389	1,340,152	5,624,766	7,974,675

INCOME (LOSS) FROM OPERATIONS	143,717	325,666	(12,633)	(879,690)

OTHER INCOME (EXPENSE):

Interest and other income	7,904	5,858	17,720	63,348

Other expense — net	(353)	(1,000)		(87,577)

Total other income (expense)	7,551	4,858	17,720	(24,229)

INCOME (LOSS) BEFORE INCOME TAX (PROVISION) BENEFIT	151,268	330,524	5,087	(903,919)

INCOME TAX (PROVISION) BENEFIT	(62,000)	(134,000)	(5,000)	353,000

NET INCOME (LOSS)	$89,268	$196,524	$87	$(550,919)

See notes to financial statements.

ORBAN, INC.
(A WHOLLY-OWNED SUBSIDIARY OF HARMAN INTERNATIONAL INDUSTRIES, INC.)

STATEMENTS OF STOCKHOLDERS’ EQUITY
For the Years Ended December 31, 1999 and 1998 and the Three Months Ended March 31, 2000 (unaudited)

		Additional
	Common	Paid-in
	Stock	Capital	Deficit	Total

BALANCE, JANUARY 1, 1998	$8,930,000	$1,153,000	$(4,215,000)	$5,868,000

Dividends paid			(271,000)	(271,000)

Contributed capital		87,761		87,761

Net loss			(550,919)	(550,919)

BALANCE, DECEMBER 31, 1998	8,930,000	1,240,761	(5,036,919)	5,133,842

Net income			87	87

BALANCE, DECEMBER 31, 1999	8,930,000	1,240,761	(5,036,832)	5,133,929

BALANCE, MARCH 31, 2000 (unaudited)	$8,930,000	$1,240,761	$(4,947,564)	$5,223,197

See notes to financial statements.

ORBAN, INC.
(A WHOLLY-OWNED SUBSIDIARY OF HARMAN INTERNATIONAL INDUSTRIES, INC.)

STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 1999 and 1998 and for the Three Months Ended March 31, 2000 and 1999

	Three Months Ended March 31,		December 31,

	2000	1999	1999	1998

	(unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income (loss)	$89,268	$196,524	$87	$(550,919)

Adjustments to reconcile net income (loss) to net cash provided by operating activities:

Depreciation and amortization	151,117	117,476	526,341	524,910

Loss on exiting Airtime				1,777,479

Loss on disposal of assets	11,587		12,184	35,349

Changes in assets and liabilities:

Accounts receivable	(277,088)	103,759	376,792	52,241

Inventories	(191,225)	19,395	122,600	(375,964)

Prepaid expenses and other	(280,727)	7,649	49,087	39,987

Other assets	3,000	21,044	47,044	28,290

Accounts payable and other accrued expenses	(14,005)	(489,501)	(301,419)	338,843

Airtime reserve			(539,598)

Net cash (used in) provided by operating activities	(508,073)	(23,654)	293,118	1,870,216

CASH FLOWS FROM INVESTING ACTIVITIES:

Additions to property		(265,315)	(527,770)	(824,709)

Deposit on pending sale of assets	250,000		250,000

Net cash provided by (used in) investing activities	250,000	(265,315)	(277,770)	(824,709)

CASH FLOWS FROM FINANCING ACTIVITIES:

Dividends paid				(271,000)

Stockholder contribution				87,761

Decrease (increase) in due from parent and related parties	554,217	245,451	(62,632)	(854,750)

Net cash provided by (used in) financing activities	554,217	245,451	(62,632)	(1,037,989)

NET INCREASE (DECREASE) IN CASH	296,144	(43,518)	(47,284)	7,518

CASH, BEGINNING OF PERIOD	7,234	54,518	54,518	47,000

CASH, END OF PERIOD	$303,378	$11,000	$7,234	$54,518

SUPPLEMENTAL CASH FLOW INFORMATION-

Cash paid to parent for income taxes				$649,000

See notes to financial statements.

ORBAN, INC.
(A WHOLLY-OWNED SUBSIDIARY OF HARMAN INTERNATIONAL INDUSTRIES, INC.)

NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 1999 and 1998

1.	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION — Orban, Inc., a Delaware corporation, (the “Company”) is a wholly-owned subsidiary of Harman International Industries, Inc. (“Harman”). The Company develops, manufactures and markets products to the worldwide broadcast market. Its product line is dominated by a series of audio processing products and an audio editor for radio applications.

SIGNIFICANT ACCOUNTING POLICIES — The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America. The following describes the significant accounting policies of the Company:

a.	Inventories are stated at the lower of cost (first-in, first-out method) or net realizable value.

b.	Property, plant and equipment are stated at cost. The equipment is being depreciated over its useful life, which is estimated to be between three and eight years. Leasehold improvements are depreciated over the shorter of the lease term or the estimated useful life of the improvements. Depreciation is computed using the straight-line method.

c.	Impairment of Long-Lived Assets — In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 121, the Company reviews the carrying value of its long-lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of assets to be held and used may not be recoverable. For assets to be disposed of, the Company reports long-lived assets at the lower of carrying amount or fair value less cost to sell.

d.	Revenue is recognized on sales of products at the time of shipment.

e.	Research and development costs are charged to expense as incurred.

f.	Income taxes are provided based upon the provisions of SFAS No. 109, Accounting for Income Taxes, which among other things, requires that recognition of deferred income taxes be measured by the provisions of enacted tax laws in effect at the date of the financial statements. The Company’s operations are included in the consolidated federal income tax return of Harman. In accordance with the income tax allocation policy, income tax provision is determined on a separate return basis and any current federal income tax liability is assumed by Harman through intercompany accounts.

g.	Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

h.	New Accounting Pronouncement — In June 1998, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities.

SFAS No. 133 requires that entities record all derivatives as assets or liabilities, measured at fair value, with the change in fair value recognized in earnings or in other comprehensive income, depending on the use of the derivative and whether it qualifies for hedge accounting. The statement (as amended) is effective for the Company’s fiscal year beginning January 1, 2001. The statement is not expected to have a material impact on the Company’s results of operations, financial position or cash flows.

2.	INVENTORIES

Inventories consist of the following:

	March 31,	December 31,	December 31,
	2000	1999	1998

	(unaudited)

Raw materials and supplies	$1,846,797	$1,917,504	$1,589,844

Work in process	950,733	876,899	1,194,615

Finished goods	672,386	661,288	1,009,832

Total	3,469,916	3,455,691	3,794,291

Less obsolescence reserve	(827,000)	(1,004,000)	(1,220,000)

Inventories — net	$2,642,916	$2,451,691	$2,574,291

3.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

	March 31,	December 31,	December 31,
	2000	1999	1998

	(unaudited)

Raw materials and supplies	$902,166	$902,166	$898,199

Machinery and equipment	3,427,863	3,439,450	3,044,258

Furniture and fixtures	348,153	348,153	343,082

Total	4,678,182	4,689,769	4,285,539

Less accumulated depreciation	(3,059,956)	(2,908,839)	(2,493,854)

Property, plant and equipment — net	$1,618,226	$1,780,930	$1,791,685

4.	COMMITMENTS AND CONTINGENCIES

The Company is a party to various Credit Agreements for which it is jointly and severally liable with its parent, Harman, and other Harman affiliates. These Credit Agreements allow the Company and other Harman affiliates to borrow money and incur other liabilities up to $270 million. The Credit Agreements expire on September 30, 2002.

AIRTIME — In December 1998, due to slow sales and increasing development costs, the Company made the decision to discontinue its Airtime product line effective January 1, 1999. Dealers and customers were notified of the Company’s intention to discontinue the product line, and arrangements were made to offer customers a replacement system produced by a competitor at the expense of the Company. As a result of this decision, the Company recorded a one-time charge to operations of $1,777,479 at December 31, 1998 to reflect the costs associated with discontinuing the product line. Included in this charge was the write down of various assets, including goodwill, inventory, fixed assets and capitalized technology associated with the Airtime product line in addition to third-party replacement costs. The balance in accrued Airtime exit costs at December 31, 1999 and 1998 of $91,977 and $631,575, respectively, reflect the Company’s estimate of remaining costs to be incurred related to Airtime, including severance costs and costs to return and/or replace customers’ existing Airtime equipment. Management believes that the remaining estimated accrual will be adequate to meet future costs of the existing Airtime product line.

LEASE AGREEMENTS — The Company leases its manufacturing and office facilities under a noncancelable operating lease which expires in December, 2001. The total minimum rental commitments at December 31, 1999 are as follows:

2000	$70,783

2001	70,783

Total	$141,566

LITIGATION — The Company is party to various legal actions arising in the ordinary course of business. In the opinion of management the final disposition of these matters will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

5.	INCOME TAXES

Income tax provision (benefit) consisted of the following:

	Three Months		Year Ended
	Ended March 31,		December 31,

	2000	1999	1999	1998

	(unaudited)

Current	$(124,000)	$101,000	$(329,000)	$105,000

Deferred	186,000	33,000	334,000	(458,000)

Total provision (benefit)	62,000	134,000	$5,000	$(353,000)

The principal reasons for the difference between the income tax provision and the amounts computed by applying the statutory income tax rates to income (loss) before income tax provision are as follows:

	Three Months		Year Ended
	Ended March 31,		December 31,

	2000	1999	1999	1998

		(unaudited)

Federal tax at statutory rates	$51,000	$112,000	$2,000	$(307,000)

State tax at statutory rates	9,000	20,000	500	(54,000)
Meals and entertainment	2,000	2,000	2,500	8,000

Total provision (benefit)	$62,000	$134,000	$5,000	$(353,000)

Deferred tax assets are included in amounts due from affiliates and represent the tax effect of temporary differences related to:

	March 31,	December 31,

	2000	1999	1998

Current deferred taxes:

Inventory obsolescence reserve	$331,000	$402,000	$488,000

Airtime reserve	37,000	37,000	253,000

Other	115,000	130,000	148,000

Total current	483,000	569,000	889,000

Noncurrent deferred taxes — Depreciation and amortization	100,000	100,000	114,000

Total deferred taxes	$583,000	$669,000	$1,003,000

(6)	RELATED PARTY TRANSACTIONS

The balance in due from affiliates resulted from the following transactions with Harman and affiliates:

a.	Certain expenses are charged by Harman to the Company each year as management fees. These expenses do not necessarily indicate the amount of expenses the Company would have incurred if it operated independently. The total charges from Harman and related companies were approximately $38,000 (unaudited) and $36,000 (unaudited) for the three-months ended March 31, 2000 and 1999, respectively, and $164,000 and $177,000 for the years ended December 31, 1999 and 1998, respectively.

b.	The Company has received advances from Harman of approximately $233,000 at March 31, 2000 (unaudited) and had advanced to Harman approximately $398,000 and $342,000 at December 31, 1999 and 1998, respectively. Interest on such advances was $0 (unaudited) and $8,000 (unaudited) for the three-months ended March 31, 2000 and 1999, respectively, and $51,000 and $74,000 for the years ended December 31, 1999 and 1998, respectively.

c.	The Company pays certain expenses on behalf of one of its affiliates with whom it shares office space and employees. The amount due from the affiliate was approximately $12,000 at March 31, 2000 (unaudited) and $89,000 and $198,000 at December 31, 1999 and 1998, respectively.

d.	In accordance with the income tax allocation policy, income tax provision is determined on a separate return basis and any current federal income tax liability is assumed by Harman through intercompany accounts.

(7)	EMPLOYEE BENEFIT PLAN

After certain conditions have been met, the Company’s employees are eligible to participate in the Harman International Industries, Inc. 401(k) Retirement Savings Plan (the “Plan”). The Company will match 50 percent of employee contributions up to a maximum contribution by the Company of 6 percent of a participant’s annual compensation. Total annual contributions to a participant’s account may not exceed 15 percent of compensation. Company contributions made to the Plan were approximately $35,000 (unaudited) and $36,000 (unaudited) for the three-months ended March 31, 2000 and 1999, respectively, and approximately $141,000 and $155,000 in 1999 and 1998, respectively.

(8)	MAJOR CUSTOMERS

One customer accounted for approximately 39 percent (unaudited) for the three months ended March 31, 2000, and 34 percent and 31 percent of the Company’s total revenues in 1999 and 1998, respectively.

(9)	SUBSEQUENT EVENT

On May 31, 2000, the Company sold the majority of its assets to CRL Systems, Inc. (“CRL”). Included in deposit on pending sale of assets at December 31, 1999 is $250,000, in a nonrefundable deposit that CRL paid to the Company for the asset sale. Including this deposit, the total purchase price was $11.6 million, $2 million of which was paid in cash, $8.5 million was financed by the Company (the “seller financing”) and with the remainder represented by warrants to purchase 500,000 shares of CRL’s common stock for $4.50 per share, valued at approximately $1.1 million by an independent appraisal. Excluded from the sale are balances due from parent and subsidiaries, deferred income and any deferred tax assets or liabilities.

The seller financing is evidenced by two promissory notes, the Senior Subordinated Tranche A Note (the “Tranche A Note”) and the Senior Subordinated Tranche B Note (the “Tranche B Note”). The Tranche A Note, in the amount of $5,000,000, bears interest at 8 percent per annum and requires quarterly principal payments beginning March 31, 2001, with a balloon payment of $3,000,000 due on March 31, 2003. The Tranche B Note, in the amount of $3,500,000, bears interest at 8 percent per annum for the period from June 1, 2000 to July 31, 2000 and 10 percent per annum from August 1, 2000 up to its September 30, 2000 maturity date. The September 30, 2000 maturity date on the Tranche B note has been extended to November 30, 2000. The notes are collateralized by, among other things, all receivables, inventory and equipment, investment property, including the capital stock in CRL Systems, and intellectual property of CRL Systems and its related company, Circuit Research Labs, Inc., as defined in the “Guarantee and Collateral Agreement”. The Asset Sale Agreement between CRL and the Company contains a provision to allow the Company to rescind the transaction if, as of November 30, 2000, CRL has not paid in full the $3.5 million short-term note. If the Company exercises its option to rescind the agreement, it is to return $9,250,000 of the purchase price to CRL, with the difference due to the Company as liquidating damages.

(10)	UNAUDITED INTERIM PERIODS

The accompanying unaudited financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and the instructions to Form 10-QSB and Item 310 of Regulation S-B. In the opinion of management, all adjustments and reclassifications necessary for a fair and comparable presentation have been included and are of a normal recurring nature. Operating results for the three-month periods are not necessarily indicative of the results that may be expected for the years ended December 31.

CIRCUIT RESEARCH LABS, INC.
PRO FORMA FINANCIAL INFORMATION
December 31, 2000

Introduction to Unaudited Pro Forma Consolidated Financial Statements

      On May 31, 2000, CRL Systems Inc., a Nevada corporation, a wholly owned subsidiary of Circuit Research Labs Inc., an Arizona corporation (“CRL”), consummated its previously announced acquisition of the net assets of Orban, Inc. (“Orban”), a wholly-owned subsidiary of Harman International Industries, Inc. Including the $500,000 previously paid to Orban, the total stated purchase price was $10.5 million, $2 million of which was paid in cash, the balance a combination of short term and long-term seller financing. In order to raise the cash necessary for the purchase, the Company sold approximately $1,171,000 in common stock through private placements, the Company’s majority shareholder, Charles Jayson Brentlinger, advanced $150,000 to the Company, and the Company’s Tempe, Arizona office building was mortgaged for $335,000. The seller financing consists of a $3.5 million short term and a $5 million long-term note to Orban, Inc. The Asset Sale Agreement between CRL Systems and Orban, Inc. (“the Asset Sale Agreement”) contains a provision to allow Orban to rescind the transaction if, as of November 30, 2000, CRL Systems has not paid in full the $3.5 million short term note. If Orban exercises its option to rescind the agreement, it is to return $9,250,000 of the purchase price to CRL Systems, with the difference due to Orban as liquidating damages. The note has since been extended to April 30, 2002 with Orban retaining the option to rescind the agreement.

      In addition to the stated purchase price, CRL issued to Orban, Inc. warrants to purchase 1,000,000 shares of its common stock, immediately exercisable for $2.25 per share. The warrants have a 3 year term, and can be exercised either in cash or by reducing the unpaid principal amount of the $5 million long-term note, or in any combination thereof. At June 30, 2000, in the absence of a independent valuation, the warrants were valued using a Black-Scholes valuation model at $4,125,000. When combined with the stated purchase price, this results in a total purchase price of Orban’s assets of $14,625,000. This purchase price was used in the June 30, 2000 10-QSB. The Company obtained an independent valuation of the warrants in November 2000 which valued the warrants at $1,050,000. When combined with the stated purchase price, this results in a total purchase price of Orban’s assets of $11,550,000.

      The acquisition transaction was negotiated at arm’s length between CRL and Harman International Industries Inc. Prior to the acquisition, none of the directors, officers or associates of Harman International Industries Inc. or Orban Inc., or their affiliates, were or are affiliated with CRL, it affiliates, its directors and officers and their associates. CRL is accounting for the acquisition of Orban as a purchase.

      The following unaudited pro forma statement of operations has been derived from the statements of operations of CRL and Orban for the year ended December 31, 2000 and adjusts such information to give effect to the asset purchase as if the transaction had occurred on January 1, 2000.

      The pro forma statement of operations is presented for informational purposes only and does not purport to be indicative of the financial condition or the results of operations that actually would have resulted if the transaction had been consummated at January 1, 2000, nor which may result from future operations.

      On July 7, 2000, the Board of Directors declared a 100 percent stock dividend of one share of common stock for each share held, payable on August 15, 2000 to all shareholders of record as of the close of business on July 31, 2000. Unless otherwise noted, all references in the financial statements with regard to number of shares of common stock and related dividends declared and income per share amounts have been restated to reflect the stock dividend.

      As a result of the combined operations of CRL and Orban, staff reductions were made that would have resulted in a decrease of employee-related expenses of $928,000 for the year ended December 31, 2000. No adjustment for these reductions has been made in the following unaudited pro forma financial information.

CIRCUIT RESEARCH LABS, INC. & SUBSIDIARIES

UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
YEAR ENDED DECEMBER 31, 2000

	CRL	ORBAN	PRO FORMA		PRO FORMA
		JANUARY 1, 2000-MAY 31, 2000	ADJUSTMENTS		CONSOLIDATED TOTAL

NET SALES	$7,259,910	$4,994,641			$12,254,551

COST OF GOODS SOLD	4,342,650	2,789,300			7,131,950

Gross profit	2,917,260	2,205,341			5,122,601

OPERATING EXPENSES:

Selling, general and administrative	2,480,337	429,755	$(71,000	)(a)	2,839,092

Research and development	1,052,496	583,000			1,635,496

Depreciation and amortization	883,489	219,000	383,000	(b)	1,485,489

Total operating expenses	4,416,322	1,231,755	312,000		5,960,077

INCOME (LOSS) FROM OPERATIONS	(1,499,062)	973,586	(312,000)		(837,476)

OTHER (EXPENSE) INCOME:

Interest and other expense	(777,229)	(20,699)	(312,000	)(c)	(1,109,928)

Interest and other income	18,170	18,928			37,098

Total other (expense) income	(759,059)	(1,771)	(312,000)		(1,072,830)

INCOME (LOSS) BEFORE INCOME TAX (PROVISION) BENEFIT	(2,258,121)	971,815	(624,000)		(1,910,306)

INCOME (PROVISION) TAX BENEFIT		(390,000)	390,000	(d)

NET INCOME (LOSS)	$(2,258,121)	$581,815	$(234,000)		$(1,910,306)

NET (LOSS) INCOME PER COMMON SHARE — BASIC AND DILUTED	$(1.28)				$(0.93)

WEIGHT AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	1,770,265		293,975	(e)	2,064,240

(a)	Reflects a pro forma adjustment for management fees paid to Harman International by Orban.

(b)	Reflects a pro forma adjustment for amortization expense associated with the capitalization of the cost of acquisition in excess of the net assets acquired resulting from the application of purchase accounting principles and a pro forma adjustment for depreciation expense reflecting the new basis of Orban assets. Amortization expense is recorded over seven years.

(c)	Reflects a pro forma adjustment for interest expense on the debt incurred for the acquisition, assuming 8 percent per annum in the seller financed debt of $8,500,000 and 15.25 percent on the $335,000 mortgage, and 7.5 percent on note to shareholder of $205,000.

(d)	Reflects a pro forma adjustment for the elimination of income tax expense as a result of the net loss.

(e)	Reflects a pro forma adjustment for the issuance of Circuit Research Labs Inc. Common Stock, the proceeds of which were used to purchase Orban.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24. Indemnification of Directors and Officers

     Article 11 of our Articles of Incorporation provides that our directors will not be personally liable to us or our shareholders for monetary damages arising from breach of the fiduciary duties as directors, provided however, that liability shall exist for the following:

•	any breach of the director’s duty of loyalty to our company or its shareholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of the law;

•	authorization of unlawful payments of dividends or other distributions of our capital stock or unlawful purchases of its capital stock;

•	any transaction from which the director derives an improper personal benefit; or

•	any violation of Arizona law governing directors’ conflicting interest transactions.

This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

     Sections 10-852 and 10-856 of the Arizona Business Corporation Act (the “ABCA”) require an Arizona corporation, unless limited by its articles of incorporation, to indemnify an officer or director who has prevailed, on the merits or otherwise, in defending any proceeding brought against the officer or director because such person is or was an officer or director of the corporation. The corporation must indemnify the officer or director for reasonable expenses, including attorneys’ fees and all other costs and expenses reasonably related to a proceeding. A “proceeding” includes any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal.

     Section 10-851 of the ABCA permits an Arizona corporation to indemnify an officer or director made a party to a proceeding because such person is or was an officer or director of the corporation. The corporation may indemnify the officer or director against liability incurred in the proceeding if all of the following conditions exist:

•	the officer or director’s conduct was in good faith;

•	the officer or director reasonably believed that his or her conduct was at least not opposed to the best interests of the corporation, or, where the conduct was in an official corporate capacity, that the conduct was in the best interests of the corporation; and

•	in the case of criminal proceedings, the officer or director had no reasonable cause to believe that the conduct was unlawful.

Before discretionary indemnification under section 10-851 may be awarded to a director, the corporation must determine that it is permissible under the circumstances. This determination may be made either:

•	by majority vote of the directors not parties to the proceeding;

•	by special legal counsel selected by majority vote of the disinterested directors, or by majority vote of the board if there are no disinterested directors; or

•	by the shareholders (but shares owned by or voted under the control of directors who are parties to the proceeding are not to be voted).

     Section 10-854 of the ABCA permits a director of an Arizona corporation who is a party to a proceeding, unless the articles of incorporation provide otherwise, to apply to a court of competent jurisdiction for indemnification or for an advance of expenses. The court may order indemnification or an advance if it determines that indemnification is fair and reasonable, even if the director did not meet the prescribed standard of conduct described in section 10-851.

Item 25. Other Expenses of Issuance and Distribution

     The following table sets forth the expenses which we expect to incur in connection with the registration of the shares of common stock being registered under this registration statement. All of these expenses, except for the SEC registration fee, are estimated:

SEC Registration Fee	$986

Legal Fees and Expenses	45,000

Accounting Fees	60,000

Printing and Engraving Expenses	70,000

Transfer Agent Fees	5,000

Miscellaneous Expenses	19,014

Total	$200,000

Item 26. Recent Sales of Unregistered Securities

     Set forth below is information concerning sales of our common stock within the past three years that were not registered under the Securities Act of 1933, as amended (the “Act”). All such securities are restricted securities and the certificates bear restrictive legends. All amounts of shares and purchase prices reported in this item have been adjusted to reflect the effects of a one for one stock dividend paid by us on August 15, 2000 to record holders of our common stock as of July 31, 2000. In each of the transactions for which we assert exemption from registration under Section 4(2) of the Act, the purchaser executed some form of written subscription offer or agreement that contained representations concerning the unregistered nature of the shares, their access to full information regarding the company and the shares, their understanding regarding the restrictions on transfer of the shares and their intent to acquire the shares for investment purposes only and without a view to resale or redistribution of the shares.

     On June 23, 1999, we entered into a Stock Purchase Agreement with Mr. Brentlinger, our current President, Chief Executive Officer and Chairman of the Board. On September 30, 1999, pursuant to the Stock Purchase Agreement, Mr. Brentlinger purchased 375,000 authorized but previously unissued shares of our common stock for $1.525 per share, or $571,875.

     During the second and third quarters of 2000, we sold in a private placement 708,158 units consisting of common stock and warrants. We sold the units to 54 accredited investors for $1.50 per unit resulting in total proceeds of $1,062,237. We are registering the shares of our common stock that we sold in the private placement under the Securities Act of 1933, as amended, on this Registration Statement. Additionally, we are registering the shares of our common stock underlying the warrants that we issued, or will issue, in connection with the private placement.

Item 27. Exhibits

     The following exhibits are filed as a part of this Registration Statement.

Exhibit
Number	Description

3.1	Restated Articles of Incorporation of the Company

3.1a	Articles of Amendment to the Company’s Restated Articles of Incorporation

3.1b	Articles of Amendment to the Company’s Restated Articles of Incorporation

3.2 (1)	Bylaws of the Company

4.1 (2)	Warrant to Harman Acquisition Corp. (formerly known as Orban, Inc.), dated as of May 31, 2000

4.2 (3)	Form of Stock Purchase Warrant dated as of May 30, 2000

5.1	Opinion of Bryan Cave LLP

10.1 (4)	Circuit Research Labs, Inc. 1994 Stock Option Plan

10.2 (2)	Asset Sale Agreement, dated as of May 31, 2000, by and between CRL Systems, Inc. and Orban, Inc.

10.3 (2)	Guarantee and Collateral Agreement, dated as of May 31, 2000, by and between Circuit Research Labs, Inc., as Parent, CRL Systems, Inc., as Borrower, and Orban, Inc., as Lender.

10.4 (2)	Credit Agreement, dated as of May 31, 2000, by and between CRL Systems, Inc., as Borrower, and Orban, Inc., as Lender.

10.4.1 (2)	First Extension Agreement, dated as of September 29, 2000, by and between CRL Systems, Inc. and Harman Acquisition Corporation, formerly known as Orban, Inc., extending the maturity date of the Tranche B Note to November 30, 2000.

10.4.2	Second Extension Agreement, dated as of November 28, 2000, by and between CRL Systems, Inc. and Harman Acquisition Corporation, formerly known as Orban, Inc., extending the maturity date of the Tranche B Note to January 20, 2001.

10.4.3	Third Extension Agreement, dated as of January 18, 2001, by and between CRL Systems, Inc. and Harman Acquisition Corporation, formerly known as Orban, Inc., extending the maturity date of the Tranche B Note to February 20, 2001.

10.4.4	Fourth Extension Agreement, dated as of February 22, 2001, by and between CRL Systems, Inc. and Harman Acquisition Corporation, formerly known as Orban, Inc., extending the maturity date of the Tranche B Note to May 14, 2001.

10.4.5	Tranche A Note Extension Agreement, dated as of March 30, 2001, by and between CRL Systems, Inc. and Harman Acquisition Corporation, formerly known as Orban, Inc.

10.4.6	Tranche A Note and Tranche B Note Extension Agreement, dated as of April 16, 2001, by and between CRL Systems, Inc. and Harman Acquisition Corporation, formerly known as Orban, Inc.

10.5 (2)	Tranche A Note, dated as of May 31, 2000, from CRL Systems, Inc. to Orban, Inc. in the amount of $5,000,000.

10.6 (2)	Tranche B Note, dated as of May 31, 2000, from CRL Systems, Inc. to Orban, Inc. in the amount of $3,500,000.

10.7 (6)	Amendment to Credit Agreement, dated as of October 1, 2001, by and between CRL Systems, Inc., as Borrower, and Harman Acquisition Corp. (formerly known as Orban, Inc.), as Lender.

10.8 (6)	Amended and Restated Tranche A Note, dated as of October 1, 2001, from CRL Systems, Inc. to Harman Acquisition Corp. (formerly known as Orban, Inc.) in the amount of $5,000,000.

10.9 (6)	Amended and Restated Tranche B Note, dated as of October 1, 2001, from CRL Systems, Inc. to Harman Acquisition Corp. (formerly known as Orban, Inc.) in the amount of $3,500,000.

10.10 (3)	Employment Agreement dated as of June 23, 1999 by and between Gary D. Clarkson and Circuit Research Labs, Inc.

10.11 (3)	Employment Agreement dated as of May 31, 2000 by and between Robert A. Orban and Circuit Research Labs, Inc.

10.12 (3)	Employment Agreement dated as of March 9, 2001 by and between Charles Jayson Brentlinger and Circuit Research Labs, Inc.

10.13 (3)	Employment and Consulting Agreement dated as of March 9, 2001 by and between James Seemiller, ATB Broadcasting Corporation and Circuit Research Labs, Inc.

10.14 (5)	Stock Purchase Agreement, dated as of June 23, 1999, by and between Charles Jayson Brentlinger, Circuit Research Labs, Inc., and Gary D. Clarkson.

16.1 (7)	Letter on Change in Certifying Accountant

21.1 (3)	Subsidiaries of Circuit Research Labs, Inc.

23.1	Consent of Deloitte & Touche LLP

23.2	Consent of Deloitte & Touche LLP

23.3	Consent of Bryan Cave LLP (included in Exhibit 5.1)

24.1	Power of Attorney (included on signature pages of this Registration Statement)

(1)	Incorporated by reference to the Registrant’s Registration Statement on Form S-18 (File No. 2-85779-LA) effective October 14, 1983.

(2)	Incorporated by reference to the Registrant’s Report on Form 8-K/A dated October 12, 2000.

(3)	Incorporated by reference to the Registrant’s Report on Form 10-KSB for the fiscal year ended December 31, 2000.

(4)	Incorporated by reference to the Registrant’s Registration Statement on Form S-8 (File No. 33-82176).

(5)	Incorporated by reference to Exhibit A of Schedule 13D filed with the Commission by Charles Jayson Brentlinger on July 7, 1999 (File No. 005-56483).

(6)	Incorporated by reference to the Registrant's Report on Form 8-K dated October 26, 2001.

(7)	Incorporated by reference to the Registrant’s Report on Form 8-K dated June 26, 2001.

Item 28. Undertakings

     (a)  The undersigned Registrant hereby undertakes:

              (1)  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement:

provided however, that paragraphs (a)(l)(i) and (a)(l)(ii) of this section do not apply if this registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this registration statement;

              (2)  That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

              (3)  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

SIGNATURES

     In accordance with the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and has duly caused this Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned thereunto duly authorized, in the city of Tempe, state of Arizona, on November 8, 2001.

CIRCUIT RESEARCH LABS, INC.

By:	/s/ Charles Jayson Brentlinger

Charles Jayson Brentlinger

President, Chairman of the Board and Chief Executive Officer

     In accordance with the requirements of the Securities Act of 1933, Amendment No. 1 to the registration statement has been signed below by the following persons in the capacities and on the dates stated.

Signature	Title	Date

/s/ Charles Jayson Brentlinger Charles Jayson Brentlinger	President, Chairman of the Board and Chief Executive Officer (principal executive officer)	November 8, 2001

/s/ Gary D. Clarkson Gary D. Clarkson	Vice President and Secretary	November 8, 2001

/s/ Robert A. Orban* Robert A. Orban	Vice President and Director	November 8, 2001

/s/ Phillip T. Zeni* Phillip T. Zeni	Director	November 8, 2001

/s/ Carl E. Matthusen* Carl E. Matthusen	Director	November 8, 2001

/s/ Robert W. McMartin Robert W. McMartin	Vice President and Chief Financial Officer (principal financial and accounting officer)	November 8, 2001
*By /s/ Charles Jayson Brentlinger Charles Jayson Brentlinger Attorney-in-fact		November 8, 2001

S-1

EXHIBIT INDEX

Exhibit
Number	Description

3.1	Restated Articles of Incorporation of the Company

3.1a	Articles of Amendment to the Company’s Restated Articles of Incorporation

3.1b	Articles of Amendment to the Company’s Restated Articles of Incorporation

3.2(1)	Bylaws of the Company

4.1(2)	Warrant to Harman Acquisition Corp. (formerly known as Orban, Inc.), dated as of May 31, 2000

4.2(3)	Form of Stock Purchase Warrant dated as of May 30, 2000

5.1	Opinion of Bryan Cave LLP

10.1(4)	Circuit Research Labs, Inc. 1994 Stock Option Plan

10.2(2)	Asset Sale Agreement, dated as of May 31, 2000, by and between CRL Systems, Inc. and Orban, Inc.

10.3(2)	Guarantee and Collateral Agreement, dated as of May 31, 2000, by and between Circuit Research Labs, Inc., as Parent, CRL Systems, Inc., as Borrower, and Orban, Inc., as Lender.

10.4(2)	Credit Agreement, dated as of May 31, 2000, by and between CRL Systems, Inc., as Borrower, and Orban, Inc., as Lender.

10.4.1(2)	First Extension Agreement, dated as of September 29, 2000, by and between CRL Systems, Inc. and Harman Acquisition Corporation, formerly known as Orban, Inc., extending the maturity date of the Tranche B Note to November 30, 2000.

10.4.2	Second Extension Agreement, dated as of November 28, 2000, by and between CRL Systems, Inc. and Harman Acquisition Corporation, formerly known as Orban, Inc., extending the maturity date of the Tranche B Note to January 20, 2001.

10.4.3	Third Extension Agreement, dated as of January 18, 2001, by and between CRL Systems, Inc. and Harman Acquisition Corporation, formerly known as Orban, Inc., extending the maturity date of the Tranche B Note to February 20, 2001.

10.4.4	Fourth Extension Agreement, dated as of February 22, 2001, by and between CRL Systems, Inc. and Harman Acquisition Corporation formerly known as Orban, Inc., extending the maturity date of the Tranche B Note to May 14, 2001.

10.4.5	Tranche A Note Extension Agreement, dated as of March 30, 2001, by and between CRL Systems, Inc. and Harman Acquisition Corporation, formerly known as Orban, Inc.

10.4.6	Tranche A Note and Tranche B Note Extension Agreement, dated as of April 16, 2001, by and between CRL Systems, Inc. and Harman Acquisition Corporation, formerly known as Orban, Inc.

10.5(2)	Tranche A Note, dated as of May 31, 2000, from CRL Systems, Inc. to Orban, Inc. in the amount of $5,000,000.

10.6(2)	Tranche B Note, dated as of May 31, 2000, from CRL Systems, Inc. to Orban, Inc. in the amount of $3,500,000.

10.7(6)	Amendment to Credit Agreement, dated as of October 1, 2001, by and between CRL Systems, Inc., as Borrower, and Harman Acquisition Corp. (formerly known as Orban, Inc.), as Lender.

10.8(6)	Amended and Restated Tranche A Note, dated as of October 1, 2001, from CRL Systems, Inc. to Harman Acquisition Corp. (formerly known as Orban, Inc.) in the amount of $5,000,000.

10.9(6)	Amended and Restated Tranche B Note, dated as of October 1, 2001, from CRL Systems, Inc. to Harman Acquisition Corp. (formerly known as Orban, Inc.) in the amount of $3,500,000.

10.10(3)	Employment Agreement dated as of June 23, 1999 by and between Gary D. Clarkson and Circuit Research Labs, Inc.

10.11(3)	Employment Agreement dated as of May 31, 2000 by and between Robert A. Orban and Circuit Research Labs, Inc.

10.12(3)	Employment Agreement dated as of March 9, 2001 by and between Charles Jayson Brentlinger and Circuit Research Labs, Inc.

10.13(3)	Employment and Consulting Agreement dated as of March 9, 2001 by and between James Seemiller, ATB Broadcasting Corporation and Circuit Research Labs, Inc.

10.14(5)	Stock Purchase Agreement, dated as of June 23, 1999, by and between Charles Jayson Brentlinger, Circuit Research Labs, Inc., and Gary D. Clarkson.

16.1(7)	Letter on Change in Certifying Accountant

21.1(3)	Subsidiaries of Circuit Research Labs, Inc.

23.1	Consent of Deloitte & Touche LLP

23.2	Consent of Deloitte & Touche LLP

23.3	Consent of Bryan Cave LLP (included in Exhibit 5.1)

24.1	Power of Attorney (included on signature pages of this Registration Statement)

(1)	Incorporated by reference to the Registrant’s Registration Statement on Form S-18 (File No. 2-85779-LA) effective October 14, 1983.

(2)	Incorporated by reference to the Registrant’s Report on Form 8-K/A dated October 12, 2000.

(3)	Incorporated by reference to the Registrant’s Report on Form 10-KSB for the fiscal year ended December 31, 2000.

(4)	Incorporated by reference to the Registrant’s Registration Statement on Form S-8 (File No. 33-82176).

(5)	Incorporated by reference to Exhibit A of Schedule 13D filed with the Commission by Charles Jayson Brentlinger on July 7, 1999 (File No. 005-56483).

(6)	Incorporated by reference to the Registrant’s Report on Form 8-K dated October 26, 2001.

(7)	Incorporated by reference to the Registrant’s Report on Form 8-K dated June 26, 2001.